Washington, D.C. 20549




                                   FORM 6-K

                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934
                               For May 31, 2005

                         Andina Bottling Company, Inc.
                (Translation of registrant's name into English)
                   _________Avenida Andres Bello 2687_______
                    ___________Piso 20, Las Condes________
                        ___________Santiago____________
                          __________Chile____________
                   (Address of principal executive offices)
                           Form 20-F X Form 40-F
                                    ---          ---

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes      No   X
                                -----    -----

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K
TABLE OF CONTENTS

1. Announcement of Consolidated Financial Statements ended March 31, 2004.

EMBOTELLADORA ANDINA S.A.


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                                 EMBOTELLADORA ANDINA S.A.

                                                 By: /s/ Osvaldo Garay
                                                     Osvaldo Garay
                                                     Chief Financial Officer


Dated: May 31, 2005

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
Consolidated financial statements
March 31, 2004

(Free Translation of Spanish original)





CONTENTS
Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Notes to the consolidated financial statements




  Ch$ - Chilean pesos
ThCh$ - Thousands of Chilean pesos
  US$ - United States dollars
ThUS$ - Thousands of United States dollars
   UF - Unidades de Fomento (Chilean government inflation-indexed monetary units)
 A$   - Argentine pesos
 ThA$ - Thousands of Argentinean pesos
   R$ - Brazilian Reais
 ThR$ - Thousands of Brazilian Reais

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                  For the periods ended March 31
                                                                        2004             2003
                                                                  -------------------------------
TOTAL CURRENT ASSETS                                                 150,949,902      132,533,794
Cash                                                                  14,325,922        5,847,288
Time deposits                                                          8,523,528        8,702,818
Marketable securities (net)                                 4         28,650,229       34,051,172
Trade accounts receivable (net)                             5         20,830,617       20,154,680
Notes receivable (net)                                      5          7,549,993        8,251,296
Other receivables (net)                                     5         10,839,008        8,771,087
Notes and accounts receivable from related companies        6                  0          619,095
Inventories (net)                                           7         19,395,338       30,648,297
Recoverable Taxes                                                      7,314,266        5,522,691
Prepaid expenses                                                       2,715,420        3,454,984
Deferred Income Taxes                                       8          1,411,755          835,407
Other current assets                                        10        29,393,826        5,674,979
TOTAL PROPERTY, PLANT & EQUIPMENT                           12       171,537,925      205,242,297
Land                                                        12        14,437,264       16,741,018
Buildings & improvements                                    12        94,292,871      105,339,742
Machinery and equipment                                     12       229,776,407      253,348,315
Other property, plant & equipment                           12       181,725,202      190,185,701
Technical reappraisal of property, plant & equipment        12         1,887,139        1,887,242
Depreciation                                                12     (350,580,958)    (362,259,721)
TOTAL OTHER ASSETS                                                   283,350,848      344,693,522
Investments in related companies                            14        20,312,326       17,570,378
Investments in other companies                              15           632,519          750,679
Goodwill                                                    16        88,284,275      113,860,709
Long-term receivables                                       5             64,249           21,576
Notes and accounts receivable from related companies        6             50,559           95,255
Intangibles                                                            2,971,935        3,526,239
Amortization                                                         (2,682,951)      (2,978,036)
Others                                                      18       173,717,936      211,846,722
TOTAL ASSETS                                                         605,838,675      682,469,613

                                                                    For the Periods ended March 31
                                                                        2004              2003
                                                                   -------------------------------
TOTAL CURRENT LIABILITIES                                             95,466,296        86,753,987
Short-term bank liabilities                                 19         6,867,186            10,692
Current portion of long-term bank liabilities               19         2,864,019         3,513,867
Current portion of bonds payable                            22        17,932,520        12,615,569
Dividends payable                                                        115,620            96,323
Accounts payable                                                      23,805,785        35,550,295
Other creditors                                                        4,409,998         3,059,142
Notes and accounts payable to related companies             6          6,848,881         6,035,701
Provisions                                                  23        19,914,834        16,829,199
Withholdings                                                           8,033,650         4,457,497
Income taxes payable                                                   4,635,686         4,258,364
Unearned income                                                           38,117           327,338
TOTAL LONG-TERM LIABILITIES                                          190,050,735       214,691,577
Long-term bank liabilities                                  21        50,957,233        60,868,648
Bonds payable                                               22       119,630,155       134,645,978
Other creditors                                                          221,371            76,716
Provisions                                                  23        11,236,066        10,554,759
Deferred Income Taxes                                       8            954,359         2,227,497
Other long-term liabilities                                 25         7,051,551         6,317,979
MINORITY INTEREST                                           26            48,823            50,755
TOTAL SHAREHOLDERS' EQUITY                                  27       320,272,821       380,973,294
Paid-in capital                                             27       186,368,767       184,523,532
Revalued capital reserve                                    27         (931,844)           922,618
Other reserves                                              27        31,157,814        62,191,131
Retained earnings                                           27       103,678,084       133,336,013
Accumulated earnings                                        27        90,631,800       125,660,178
Net income for the period                                   27        13,046,284         7,675,835
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY                             605,838,675       682,469,613

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME


                                                                  For the period ended March 31,
                                                                        2004             2003
                                                                 -------------------------------
OPERATING INCOME                                                      16,761,834        9,901,295
Gross Margin                                                          42,237,092       32,852,531
Net Sales                                                            111,026,728      104,270,710
Cost of sales                                                       (68,789,636)     (71,418,179)
Administrative and selling expenses                                 (25,475,258)     (22,951,236)
NON OPERATING INCOME AND EXPENSE                                     (1,895,912)        (762,703)
Financial Income                                                       3,768,551        5,304,228
Equity in earnings of equity investments                    14           219,693          112,955
Other non-operating income                                  28           125,557          161,361
Equity in losses of equity investments                      14                 0         (72,897)
Amortization of goodwill                                    16       (1,719,204)      (2,031,896)
Financial Expenses                                                   (8,422,238)      (4,514,703)
Other non-operating expenses                                28       (2,766,558)      (3,412,826)
Price level restatement                                     29           927,816        (882,552)
Foreign exchange gains                                      30         5,970,471        4,573,627
Income before income taxes and extraordinary items                    14,865,922        9,138,592
Income tax expense                                          8        (1,818,713)      (1,461,839)
Income before minority interest                                       13,047,209        7,676,753
Minority interest                                           26             (925)            (918)
NET INCOME                                                            13,046,284        7,675,835
NET INCOME FOR THE PERIOD                                             13,046,284        7,675,835

                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                 For the periods ended March 31
                                                                    2004               2003
                                                               ---------------------------------
NET CASH PROVIDED BY OPERATING ACTIVITIES                          30,468,173        13,356,608
Collection of trade receivables                                   164,953,232       160,166,433
Financial income received                                           3,513,232         2,610,030
Dividend & other distributions received                             1,194,306                 0
Other income received                                               4,748,486         7,898,510
Payments to suppliers and personnel                              (115,778,347)     (135,966,247)
Interest paid                                                      (3,098,578)         (686,291)
Income taxes paid                                                  (1,334,610)       (1,441,711)
Other expenses paid                                                  (107,145)          (45,240)
VAT and other tax payments                                        (23,622,403)      (19,178,876)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES                (2,667,141)      (10,946,203)
Borrowings                                                         11,366,104         4,761,244
Other financing activities                                            (18,544)                0
Dividends paid                                                     (3,833,109)       (3,863,915)
Loans to related companies                                                  0                 0
Repayment of loans                                                          0                 0
Payment of loans to the public                                    (10,181,592)      (11,843,532)
NET CASH PROVIDED BY (USED IN) INVESTMENT ACTIVITIES               (2,926,762)       (7,634,994)
Proceeds from sales of property, plant and equipment                   87,808           154,539
Proceeds from sales of other investments                           16,518,796         9,595,732
Additions to property, plant and equipment                         (6,127,470)       (7,256,677)
Permanent investments                                                (688,636)                0
Investments in marketable securities                              (12,717,260)      (10,128,588)
TOTAL NET CASH FOR THE PERIOD                                      24,874,270        (5,224,589)
EFFECT OF INFLATION ON CASH AND CASH EQUIVALENTS                      134,387         1,584,552
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS               25,008,657        (3,640,037)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD                   41,871,725        49,873,003
CASH AND CASH EQUIVALENTS AT END OF PERIOD                         66,880,382        46,232,966

                        RECONCILIATION OF NET INCOME TO
                                NET CASH FLOWS
                       PROVIDED BY OPERATING ACTIVITIES


RECONCILIATION OF NET INCOME TO NET CASH FLOWS                                  For the periods ended March 31
  PROVIDED BY OPERATING ACTIVITIES                                                  2004             2003
                                                                                -------------------------------
NET INCOME                                                                         13,046,284        7,675,835
Income on sales of assets:                                                            108,394           (5,826)
Gain on sale of property, plant and equipment                              28         108,394           (4,818)
Gain on sale of investments                                                                 0                0
Gain on sale of other assets                                                                0           (1,008)
ADJUSTMENTS TO NET INCOME THAT DO NOT REPRESENT MOVEMENTS OF CASH                   7,759,165        5,791,863
Depreciation                                                               12       8,587,902        9,843,689
Amortization of intangibles                                                            81,392          143,250
Write-offs and provisions                                                           1,050,793        4,074,791
Equity in earnings of equity investments                                   14        (219,693)         (112,955)
Equity in losses of equity investments                                     14               0           72,897
Amortization of goodwill                                                   16       1,719,204        2,031,896
Price-level restatement                                                    29        (927,816)         882,552
Foreign exchange gains, net                                                30      (5,970,471)      (4,573,627)
Other credits to income that do not represent cash flows                           (2,495,947)      (9,331,923)
Other charges to income that do not represent cash flows                            5,933,801        2,761,293
CHANGES IN OPERATING ASSETS                                                         9,990,919       (7,453,768)
(Increase) decrease in trade accounts receivable                                   13,852,548       11,703,178
Increase in inventories                                                               601,824      (12,181,479)
(Increase) decrease in other assets                                                (4,463,453)      (6,975,467)
CHANGES IN OPERATING LIABILITIES                                                     (437,514)       7,347,586
Increase (decrease) in accounts payable related to operating income                (8,406,411)         473,981
Decrease in interest payable                                                        4,696,168        6,909,265
(Decrease) increase in income taxes payable                                           264,447          599,421
Increase in other accounts payable related to non-operating income                  1,403,684          (29,005)
Increase in Valued Added Tax and other similar items                                1,604,598         (606,076)
Minority interest                                                          26             925              918
Net cash provided by operating activities                                          30,468,173       13,356,608

The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER

Embotelladora Andina S.A. ("Andina" and together with its controlled subsidiaries, the "Company") was incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046, is subject to the supervision of the Chilean Superintendency of Securities and Insurance Companies (the "SVS").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

a) Accounting period

The consolidated financial statements cover the period January 1 to March 31, 2004 and are compared to the same period in 2003.

b) General

The consolidated financial statements have been prepared in conformity with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c) Basis of presentation

For comparison purposes, the figures in the prior-year financial statements have been restated by 0% and minor reclassifications have been made.

d) Basis of consolidation

The accompanying financial statements reflect the consolidated financial position, results and cash flows of Andina and its subsidiaries. All significant transactions have been eliminated.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:

  Id Number         Company Name                                   Ownership Interest
                                                         March 31, 2004          March 31, 2003
                                                       Direct     Indirect      Total      Total
0-E           ABISA CORP S.A.                           99.90        0.09       99.99      99.99
96842970-1    ANDINA BOTTLING INVESTMENTS S.A.          99.90        0.09       99.99      99.99
96836750-1    ANDINA INVERSIONES SOCIETARIAS S.A.       99.90        0.09       99.99      99.99
96972760-9    ANDINA BOTTLING INVESTMENTS DOS S.A.      99.90        0.09       99.99      99.99
0-E           COMPLEJO INDUSTRIAL PET S.A.                  -           -           -      99.90
0-E           EMBOTELLADORA DEL ATLANTICO S.A.              -       99.99       99.99      99.99
96623640-K    ENVASES MULTIPACK S.A.                        -       99.99       99.99      99.99
0-E           RIO DE JANEIRO REFRESCOS LTDA.                -       99.99       99.99      99.99
78536950-5    SERVICIOS MULTIVENDING LTDA.              99.90        0.09       99.99      99.99
78861790-9    TRANSPORTE ANDINA REFRESCOS LTDA.         99.90        0.09       99.99      99.99
96648500-0    VITAL S.A.                                    -       99.99       99.99      99.99

Other information

On March 21, 2003 at the general and extraordinary shareholders meeting of both Embotelladora del Atlantico S.A. (EDASA) and Complejo Industrial Pet S.A. (CIPET), approved and confirmed the "Preliminary Merger Agreement", which was effective as from January 1, 2003.

On May 23, 2003 the "Final Merge Agreement" was signed between EDASA and CIPET and registered in the Public Register of Commerce in the Province of Cordoba on October 14, 2003.

e) Price-level restatement

The consolidated financial statements have been restated in accordance with local regulations to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the period. Restatements have been determined on the basis of the percentage variation in the official Chilean Consumer Price Index "CPI", issued by the Chilean National Institute of Statistics, which amounted to -0.5% for the period December 1, 2003 to February 28, 2004 (0.5% for the same period in 2003).

f) Currency translation

Balances in foreign currency are considered as non - monetary items and are translated at the exchange rate prevailing at the end of period. UF denominated balances have been restated according to the CPI changes or the agreed rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period exchange rates:

                                         2004            2003
                                         ----            ----
                                         Ch$              Ch$
Unidades de Fomento       (UF)        16,820.82        16,783.60
United States dollars     (US$)          616.41           731.56
Argentine pesos           (A$)           215.53           245.49
Brazilian Real            (R$)           211.93           218.17

g) Marketable securities

Marketable securities include investments in mutual funds, valued at the redemption value for each end of period.

h) Inventories

Inventories are stated at purchase and/or production cost and are computed under the average cost method. Provisions are made for obsolescence on the basis of turnover of raw materials and finished products. The stated values of inventories do not exceed their estimated net realizable value.

i) Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and additional allowances for specific customers where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j) Property, plant and equipment

Property, plant and equipment are carried at restated cost plus price-level restatements. The technical reappraisal of property, plant and equipment, authorized by the SVS during 1979, is shown at restated value under the heading "Technical reappraisal of property, plant and equipment".

Fixed assets to be disposed of are valued at the lower of the net realizable value and book value. Unrealized losses are reflected in the consolidated statement of income under Other non-operating expenses.

k) Depreciation

Depreciation of property, plant and equipment is determined by the straight-line method based on the estimated useful lives of the revalued assets.

l) Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment. Broken or damaged containers at plants and warehouses are expensed in each accounting period.

m) Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the end of period exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

The Company has performed an evaluation of the asset value of its subsidiaries in Argentina and Brazil, concluding that no adjustments are required for this concept, since no significant impairment in asset value has been determined that could affect their recovery.

n) Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o) Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p) Bonds payable

Bonds payable includes placement of Yankee Bonds in the US markets and placement of bonds in UF in Chile, which are carried at par value. The difference in the par value and the proceeds received, the purchase discount, is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

q) Income taxes and deferred income taxes

The Company has recognized its current tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the enacted tax rate that will be in effect at the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. The effects of deferred income taxes existing at the time of the enforcement of the aforesaid Bulletin and not previously recognized, are recorded as gain or loss according to their estimated reversal period.

r) Staff severance indemnities

The Company has recorded a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost of the benefit, which is discounted at a 7% annual rate using the staff's length of service to their retirement date.

s) Deposits for containers

The liability for deposits for containers in circulation is estimated based on an annual inventory count of containers held by clients. The inventory is valued at the average weighted value of the deposit value over the past seven years per container type and any adjustments are recorded in the Company's operating results. In order to recover the cash deposit, the original invoice must be presented and the containers should be in good condition. Deposits are not adjusted for price level restatements.

Beginning in February 2001, and for a period of five years counted from the invoice date, if a client would not restore all or part of the deposits for containers, the Company, without any further proceedings, may cash part or all of the deposit.

This liability is presented in Other long-term liabilities, considering that the number of new containers in circulation in the market during the year is historically greater than the number of containers returned by clients during the same period.

t) Revenue recognition

The Company records revenue based on the physical delivery of finished products to its clients, in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

u) Derivative contracts

Derivative contracts include forward and swap currency contracts used to cover the risk of exposure to exchange rate differences.

These hedge instruments are recorded at their market values. Unrealized losses are recognized as a charge to income and gains are deferred and included in Other liabilities (current or long-term) until realized.

Hedge contracts for forecasted transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

v) Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for internally developed programs are expensed.

w) Research and development costs

Costs incurred by the Company in research and development is immaterial given the nature of the business and the strong support from The Coca-Cola Company to its bottlers.

x) Consolidated statement of cash flows

In accordance with Technical Bulletin 50 issued by the Chilean Institute of Accountants and with Circular 1501 from the Superintendency of Stock and Insurance, the Company has defined investments in fixed-income mutual funds, time deposits maturing within 90 days, repurchase agreements maturing within 90 days, and indexed promissory notes from the Chilean Central Bank as cash equivalents.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is broader than that in the statement of income.

NOTE 3 - ACCOUNTING CHANGES

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous year that could significantly affect the comparability of these financial statements.

NOTA 4 - MARKETABLE SECURITIES

Marketable securities at each year - end consisted of mutual funds and investment funds totaling ThCh$ 28,650,229 and ThCh$ 34,051,172 at March 31, 2004 and 2003 respectively.

The composition of the balance at March 31, 2004 was as follows:

                                                               ThCh$
                                                               -----
Fondo Mutuo Banchile                                         7,310,000
Fondo Mutuo Citicorp Cash                                      300,000
Citi Inst. Liquid  Reserves Ltd. (United States)            21,040,229
                                                            ----------

         Total                                              28,650,229

NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES

The portfolio of receivables, 95.7% corresponding to the drinks business and 4.3% to the container business. The receivables had a turnover equivalent to
3.26 times (3.11 times in 2003). Details of receivables are as follows:

                                                                         Current
                             Up to 90 days           More than 90 days up to 1 year    Subtotal          Total Current (net)
                     -----------------------------   ------------------------------ -------------   -----------------------------
                       March 31,        March 31,       March 31,     March 31,       March 31,       March 31,       March 31,
                         2004            2003             2004           2003            2004            2004            2003
Trade receivables    20.908.677,00   18.242.737,00    2.024.836,00   1.911.943,00   22.933.513,00   20.830.617,00   20.154.680,00

Allowance for
doubtful accounts                                                                    2.102.896,00

Notes receivable      7.560.074,00    7.620.505,00    1.176.175,00     630.791,00    8.736.249,00    7.549.993,00    8.251.296,00

Allowance for
doubtful accounts                                                                    1.186.256,00

Other receivables    10.776.411,00    7.790.795,00      249.296,00     980.292,00   11.025.707,00   10.839.008,00    8.771.087,00

Allowance for
doubtful accounts                                                                      186.699,00

                                                          Long Term
                                              March 31, 2004     March 31, 2003

Trade receivables                                        -                   -

Allowance for
doubtful accounts

Notes receivable                                         -              506,00

Allowance for
doubtful accounts

Other receivables                                 64.249,00          21.070,00

Allowance for
doubtful accounts

                  Total long term receivables     64.249,00          21.576,00


NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Accounts payable and receivable with related companies correspond to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

a) Notes and accounts receivable

  Id Number           Company                                   Short Term                         Long Term
                                                       March 31, 2004   March 31, 2003   March 31, 2004   March 31, 2003
96714870-9   COCA-COLA DE CHILE S.A.                          -                  -            50,559          36,784
0-E          CENTRALLI REFRIGERANTE S.A.                      -                  -                 -          58,471
0-E          RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.           -            619,095                 -               -
                                          TOTAL               -            619,095            50,559          95,255

b) Notes and accounts payable

  Id Number           Company                                   Short Term                         Long Term
                                                        March 31, 2004   March 31, 2003   March 31, 2004  March 31, 2003
96714870-9    COCA-COLA DE CHILE S.A.                      1,580,938       2,019,403                -               -
89996200-1    ENVASES DEL PACIFICO                           229,271         371,168                -               -
96714870-9    ENVASES ITALPRINT S.A.                               -           1,319                -               -
0-E           RECOFARMA INDUSTRIAS DO AMAZONAS LTDA.         959,088               -                -               -
0-E           CENTRALLI REFRIGERENTE S.A.                          -           2,755                -               -
0-E           CERVEJARIAS KAISER S.A.                        235,406          29,467                -               -
0-E           COCA-COLA DE ARGENTINA S.A.                    755,271         344,558                -               -
86881400-4    ENVASES CMF S.A.                             2,297,360       2,202,502                -               -
96705990-0    ENVASES CENTRAL S.A.                           791,547       1,063,202                -               -
0-E           CICAN S.A.                                           -           1,327                -               -
                                              TOTAL        6,848,881       6,035,701                -               -

c) Transactions with related companies were as follows:

        Company              Id Number     Relation       Transaction            March 31, 2004                 March 31, 2003
                                                                                Effect on Income              Effect on Income
                                                                             Amount  ((charge)/credit)    Amount  ((charge)/credit)
ENVASES CENTRAL S.A.         96705990-0    Equity        Sales of raw       247,475            9,564       206,136          17,289
                                           investee      materials and
                                                         supplies
-                            96705990-0    -             Finished         3,898,360                -     1,071,401               -
                                                         product
                                                         purchases
COCA - COLA DE CHILE S.A.    96714870-9    Shareholder   Concentrate      8,756,698                -     7,156,356               -
                                           Related       purchases
-                            96714870-9    -             Advertising        443,274    -     443,724       785,364     -   785,364
                                                         participation
-                            96714870-9    -             Promotional        586,873    -     586,873       588,983     -   588,983
                                                         Plans
-                            96714870-9    -             Water source       491,812    -     491,812       421,290     -   421,290
                                                         rental
COCA-COLA DE ARGENTINA S.A.  0-E           Shareholder   Concentrate      4,886,430                -     3,874,625               -
                                           Related       purchases
-                            0-E           -             Promotional        140,258     -    140,258       469,861     -   469,861
                                                         Plans
CERVEJARIAS KAISER S.A       0-E           Shareholder   Finished         1,988,756                -       400,449               -
                                           Related       product
                                                         purchases
                             0-E           -             Advertising        185,235          185,235        59,337          59,337
-                                                        participation
ENVASES DEL PACIFICO S.A.    89996200-1    -             Raw Material       184,741                -       333,494               -
                                                         Purchases
RECOFARMA INDUSTRIAS DO      0-E           Equity        Concentrate      6,572,613                -     2,452,838               -
AMAZONAS LTDA.                             investee      purchases
                             0-E           -             Advertising      1,271,925        1,271,925     2,045,382       2,045,382
-                                                        participation
ENVASES CMF S.A.             86881400-4    Equity        Container          368,002                -       978,351               -
                                           investee      purchases
-                            86881400-4     -            Raw Material     3,236,665                -     1,140,850               -
                                                         Purchases
CENTRALLI REFRIGERANTES      0-E           Equity        Finished                 -                -       519,457               -
S.A.                                       investee      product
                                                         purchases

NOTE 7 - INVENTORIES

Inventories at each end of period consisted of the following:

                                       March 31, 2004                                March 31, 2003
                             Gross      Obsolescence                     Gross        Obsolescence
                             value       provision         Net           value         provision
                             -----       ---------                       -----         ---------           Net
                             ThCh$         ThCh$          ThCh$          ThCh$           ThCh$            ThCh$
Finished products            8,067,874       (145,840)    7,922,034     10,101,225       (74,764)      10,026,461
Products in process             68,208              0        68,208         72,153             0           72,153
Raw materials               10,389,734        (86,706)   10,303,028      9,362,925       (82,145)       9,280,780
Raw materials in transit     1,102,068              0     1,102,068     11,268,903             0       11,268,903

Total                       19,627,884       (232,546)   19,395,338     30,805,206      (156,909)      30,648,297

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES

a) General:

At March 31, 2004 Andina presents Accumulated taxable profits amounting to ThCh$1,134,666, with no credit.

At March 31, 2003 Andina presents Accumulated taxable profits amounting to ThCh$23,453,278 with 16% credit, and accumulated non-taxable profits for ThCh$20,791,855.

b) Deferred income taxes at each end of period were as follows:

                                                        March 31, 2004
        Temporary Differences                       Assets                  Liabilities
                                            Short Term   Long Term    Short Term   Long Term
                                              ThCh$        ThCh$        ThCh$        ThCh$
Allowance for doubtful accounts                 521,780      200,399            -            -
Vacation provision                               92,785            -            -            -
Amortization of intangibles                           -            -            -            -
Manufacturing expenses                                -            -            -            -
 Depreciation of property, plant & equipment          -            -      121,555    3,513,504
 Severance indemnities                                -            -            -      877,194
 Other                                                -            -            -            -
Provision for labor and trade lawsuits                -    2,483,074            -            -
Tax loss carry-forwards                         353,680    6,883,887            -            -
 Other                                          366,725    1,085,258        9,909      203,326
Bonds issue expenses                                  -            -            -      236,427
Social contributions                            127,324    2,488,120            -            -
Provision for obsolescence of inventories        86,725    1,286,151            -            -
Contingency allowance                                 -    1,177,885            -            -
Deposits in guarantee                                 -            -            -    2,533,081
                Other
Complementary accounts, net of amortization       5,800    3,788,757            -    3,839,556
Valuation allowance                                   -    9,246,400
 Total
                                              1,543,219    2,569,617      131,464    3,523,976

                                                             March 31, 2003
        Temporary Differences                       Assets                  Liabilities
                                            Short Term   Long Term    Short Term   Long Term
                                              ThCh$        ThCh$        ThCh$        ThCh$

Allowance for doubtful accounts                 300,835      357,809            -            -
Vacation provision                              118,587            -            -            -
Amortization of intangibles                           -       78,611            -            -
Manufacturing expenses                                -            -            -            -
 Depreciation of property, plant & equipment          -            -      122,897    4,563,720
 Severance indemnities                                -            -            -      585,623
                Other
                                                      -            -            -            -
Provision for labor and trade lawsuits                -      547,528            -            -
Tax loss carry-forwards                               -   28,953,714            -            -
 Other                                          564,842      535,080       25,960      271,317
Bonds issue expenses                                  -            -            -      220,645
Social contributions                                  -            -            -            -
Provision for obsolescence of inventories             -    1,852,915            -            -
Contingency allowance                                 -            -            -            -
Deposits in guarantee                                 -            -            -    2,469,934
                Other
Complementary accounts, net of amortization           -    3,901,739            -    4,764,291
Valuation allowance                                   -   27,304,477
 Total                                          984,264    1,119,441      148,857    3,346,948


Short-term deferred tax assets are presented net of short-term deferred tax liabilities. Long-term deferred tax liabilities are presented net of long-term deferred tax assets.

c) Income tax expense for each year was as follows:

                                             March 31, 2004    March 31, 2003
Current tax expense                            (1,730,521)      (1,272,222)
Deferred income tax expense                        72,470         (108,699)
Amortization of deferred income tax asset
  and liability complementary accounts           (155,535)         (93,325)
Other charges or credits                           (5,127)          12,407
Total income tax expense                       (1,818,713)      (1,461,839)


NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS

The Company had no leasing agreements.

NOTE 10 - OTHER CURRENT ASSETS

Other current assets at each end of period were as follows:

                                                      2004          2003
                                                      ThCh$         ThCh$
Supplies                                           3,338,726     2,914,307
Accrued interest on long-term bond                 1,389,479     1,549,124
Advertising contracts                                409,085       505,062
Bond placement expenses and discount                 241,472       257,598
Repurchase investments                            15,380,705       300,000
Cross currency swap effect                         8,462,446             0
Other                                                171,913       148,888

Total                                             29,393,826     5,674,979

NOTE 11 - REPURCHASE / RESALE AGREEMENTS

                                                            Subscription           Final        Identification
Code           Dates              Counterparty    Currency     Value     Rate      Value        of Instruments        Market Value
        Start         Finish
CRV March 23, 2004  May 11, 2004  CITIBANK N.A.     Ch$      6,102,000   0.16%   6,117,946  DPR CITI-DCR CHILE-DPR      6,099,895
                                                                                             SANTANDER-CERO BCCH
CRV March 23, 2004  May 11, 2004  CITIBANK N.A.     Ch$      1,537,750   0.16%   1,541,687  DPF CHILE-CERO BCCH         1,544,449
CRV March 24, 2004  May 11, 2004  CITIBANK N.A.     Ch$      3,076,000   0.16%   3,083,875  DPR SANTANDER-DPF CHILE-    3,088,129
                                                                                             CERO BCCH
CRV March 29, 2004  May 11, 2004  BANCO SANTANDER   Ch$      4,657,500   0.24%   4,668,849  PDBC-PRD-ZERO               4,708,279
                                   SANTIAGO

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories. These assets are distributed as follows:

Chile       :Santiago, Renca, Rancagua, San Antonio and Rengo
Argentina   :Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil      :Rio de Janeiro, Niteroi, Vitoria, Espirito Santo, and Minas Gerais

a) Principal components of property, plant and equipment at each end of period are as follows:

                                               Balances at March 31, 2004                     Balances at March 31, 2003
                                                                      Net property,                                Net property,
                                                      Accumulated        plant &                     Accumulated       plant &
                                         Assets      Depreciation       equipment       Assets      Depreciation     equipment
                                         ThCh$           ThCh$            ThCh$         ThCh$          ThCh$           ThCh$
Land                                   14,437,264                0      14,437,264    16,741,018               0      16,741,018
Buildings and improvements             94,292,871     (34,585,922)      59,706,949   105,339,742    (35,025,744)      70,313,998
Machinery and equipment               229,776,407    (165,690,576)      64,085,831   253,348,315   (167,635,877)      85,712,438
Other property, plant and equipment   181,725,202    (149,753,765)      31,971,437   190,185,701   (159,056,948)      31,128,753
Technical reappraisal of property,
  plant & equipment                     1,887,139        (550,695)       1,336,444     1,887,242       (541,152)       1,346,090

Total                                 522,118,883    (350,580,958)     171,537,925   567,502,018   (362,259,721)     205,242,297

b) Other property, plant and equipment at each year end are as follows:

                                                                            2004              2003
                                                                            ----              ----
                                                                            ThCh$             ThCh$
Furniture and tools                                                      19,175,986        27,635,019
Refrigerating equipment, promotional items and other minor assets        45,242,271        47,138,829
Containers                                                              101,668,375       101,958,890
Other                                                                    15,638,570        13,452,963
Total other property, plant and equipment                               181,725,202       190,185,701


c) Technical reappraisal of property, plant and equipment at each end of period was as follows:

                                           Balances at March 31, 2004                   Balances at March 31, 2003
                                                               Net property,                               Net property,
                                                Accumulated      plant and                  Accumulated      plant and
                                    Assets     depreciation      equipment       Assets    depreciation      equipment
                                    ------     ------------      ---------       ------    ------------      ---------
                                     ThCh$         ThCh$           ThCh$          ThCh$        ThCh$           ThCh$
Land                               1,261,336              0       1,261,336    1,261,398              0      1,261,398
Buildings and improvements           174,891      (111,858)          63,033      174,901      (107,687)         67,214
Machinery and equipment              450,912      (438,837)          12,075      450,943      (433,465)         17,478
Total                              1,887,139      (550,695)       1,336,444    1,887,242      (541,152)      1,346,090

d) The total depreciation charge is recorded under operating income.

NOTE 13 - SALES TRANSACTIONS UNDER  LEASEBACK AGREEMENTS

The Company had no contracts of this type.

NOTE 14 -  INVESTMENT IN RELATED COMPANIES

1 Investment in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at end of period of the respective years, are shown in the table attached.

     The main changes occurred in the reported periods are described below:

     On March 27, 2003 the Company sold its shares of Agromax S.A. for A$ 132,000, generating a gain for that same amount, which is shown in Other non-operating income.

     The equity investee Centralli Refrigerante S.A. shows negative shareholders' equity, which is provisioned in the corresponding proportion.

2 No liabilities have been designated as hedging instrument for investment abroad.

3 There is no income likely to be remitted by the subsidiaries abroad, except for the company Abisa Corp. S.A. for US$ 107.3 million. At the Extraordinary Shareholders' Meeting of the closed stock corporation, Envases Central S.A. which took place on March 30, 2004, it was agreed to increase the company's capital to Ch$4,606,132,665, through an issue of 1,743,555 shares, with no nominal value and of the same previously existing series. On March 31, 2004 Embotelladora Andina S.A. subscribed 929,838 shares, equivalent to 53.33% of the capital increase for a unit price of Ch$946.3425 and a total contribution of ThCh$879,945.

Investments in related companies and the related direct participation in equity and unrealized results at each end of period were as follows.

                                        Functional   Number of                                                  Income (loss) for
        Company              Country     Currency     Shares    Ownership Interest     Equity of companies           the period
        -------              -------     --------     ------    ------------------    --------------------     --------------------
                                                                March 31,  March 31,  March 31,    March 31,   March 31,  March 31,
                                                                  2004       2003       2004         2003        2004       2003
ENVASES CMF S.A.              CHILE         Ch$        28.000     50,00    50,00    31.938.118    32.696.856    372.423    546.136
CICAN S.A.                    ARGENTINA     US$         3.040     15,20    15,20     4.512.818     7.228.046     51.289     57.556
KAIK PARTICIPACOES LTDA.      BRAZIL        US$    16.098.919     11,31    11,31    24.877.735     2.122.520     27.262     64.571
ENVASES CENTRAL S.A.          CHILE         Ch$     1.499.398     48,00    48,00     3.212.581     2.955.377    271.229    247.612
ENVASES CENTRAL S.A.          CHILE         Ch$       929.838     51,00        -     1.350.000             -          -          -
CENTRALLI REGRIGERANTE S.A.   BRAZIL        US$         3.005     25,00    25,00       610.000             -     20.008          -





                                                     Participation in net
        Company                 Accrued income           income (loss)         Unrealized income (loss)    Book value of investment
        -------             ----------------------   ----------------------    ------------------------    ------------------------
                            March 31,    March 31,   March 31,   March 31,       March 31,   March 31,      March 31,    March 31,
                              2004         2003        2004        2003            2004        2003           2004          2003
ENVASES CMF S.A.               66.600     273.068   15.969.059   16.348.428      1.335.455   1.328.856     14.633.604   15.019.572
CICAN S.A.                      7.796       8.749      685.948    1.098.663              -           -        685.948    1.098.663
KAIK PARTICIPACOES LTDA.        3.086       7.303    2.816.085      240.057              -           -      2.816.085      240.057
ENVASES CENTRAL S.A.          137.209     112.956    1.542.039    1.418.581        206.485     206.495      1.335.554    1.212.086
ENVASES CENTRAL S.A.                -           -      688.635            -              -           -        688.635            -
CENTRALLI REGRIGERANTE S.A.     5.002           -      152.500            -              -           -        152.500            -
                                        TOTAL       21.854.266   19.105.729      1.541.940   1.535.351     20.312.326   17.570.378

NOTE 15 - INVESTMENTS IN OTHER COMPANIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 16 - GOODWILL

Goodwill at each year end and the amortization during each year were as follows:

    Id Number                       Company             March 31, 2004                March 31, 2003
                                                  -------------------------     ---------------------------
                                                  Amortization     Goodwill     Amortization     Goodwill
                                                   during the       balance      during the       balance
                                                     period                        period
                                                      ThCh$          ThCh$          ThCh$           ThCh$
0-E          RIO DE JANEIRO REFRESCOS LTDA.          911,849      49,481,004      1,073,722      62,758,645
0-E          EMBOTELLADORA DEL ATLANTICO S.A.        807,355      38,803,271        958,174      49,884,709
93899000-K   VITAL S.A.                                    -               -              -       1,217,355
             TOTAL                                 1,719,204      88,284,275      2,031,896     113,860,709

NOTA 17 - INTANGIBLES

In accordance with Circular 1501, no information was reported since this balance represent less than 10% of Other assets.

NOTE 18 - OTHER ASSETS

Other assets at each end of period were as follows:

                                                         2004          2003
                                                         ----          ----
                                                         ThCh$         ThCh$
Prepaid expenses                                       2,151,687     2,538,268
Debt issue costs and discount                          3,686,181     3,949,105
Time deposit-Deutsche Bank AG.                        54,073,510    69,753,632
Credit Link Endesa deposit                             6,246,093             0
Credit Link Cemex deposit                              4,288,092     5,089,140
Credit Link Enersis S.A. deposit                      11,624,259             0
Credit Link CTC deposit                                        0    11,116,283
Bonds:
   Endesa S.A.                                         6,302,569    17,007,554
   Enersis S.A.                                                0     8,128,324
   Enap S.A.                                           7,817,792             0
   Scotiabank S.A.                                     3,158,841     3,779,849
   Banco Santander Santiago S.A.                       8,685,709    10,340,853
   Codelco                                             3,469,734             0
   Petroleos Mexicanos                                13,116,698    15,748,167
   Telefonos de Mexico S.A.                            5,675,467     3,807,993
   Empresa Electrica Pehuenche S.A.                            0     7,519,998
   Compania Manufacturera de Papeles y Cartones S.A.   9,232,251     7,503,397
   Celulosa Arauco S.A.                                9,120,434    10,601,855
   Chilgener S.A.                                              0    18,113,411
   Bono Soberano Chileno                               8,946,451    13,367,595
   Bono Soberano Mexico                               10,116,521             0
Recoverable taxes                                         56,375        64,211
Non-operating fixed assets                               497,960     1,048,176
Judicial deposits (Brazil)                             2,425,221             0
Other                                                  3,026,091     2,368,911

Total                                                173,717,936   211,846,722

NOTE 19 - SHORT-TERM BANK LIABILITIES

a) Short- term bank liabilities were as follows:

                                           Currency or indexation adjustment
Bank                                   US Dollars          Other foreign currencies            TOTAL
                                  March 31,    March 31,    March 31,     March 31,    March 31,    March 31,
                                    2004         2003         2004          2003         2004         2003
                                  --------     ---------    ---------     ---------    ---------    ---------
                                    ThCh$        ThCh$        ThCh$         ThCh$        ThCh$        ThCh$
BANCO CITIBANK N.A. NUEVA YORK    6,867,186            0             0           0     6,867,186            0
BANCO ITAU                                0            0             0      10,692             0       10,692
Other                                     0            0             0           0             0            0
TOTAL                             6,867,186            0             0      10,692     6,867,186       10,692
Principal due                     6,867,186            0             0           0     6,867,186            0


b) Long term bank liabilities current portion:

Bank or Financial                          Currency or Indexation Adjustment
Institution                         US Dollars                 Other foreign currencies                     TOTAL
                              March 31,     March 31,        March 31,          March 31,         March 31,        March 31,
                                2004          2003             2004               2003              2004             2003
BANCO BOSTON                           -             -        159,916             177,711           159,916          177,711
BANCO BRADESCO                         -             -         43,113             296,103            43,113          296,103
BANCO ITAU                             -             -        342,725             337,030           342,725          337,030
BANCO SANTANDER                        -             -        294,886             278,585           294,886          278,585
BANCO SCHOLLE                          -        12,499              -                   -                 -           12,499
DEXIA BANK BELGIUM             2,023,379     2,411,939              -                   -         2,023,379        2,411,939
Others                                 -             -              -                   -                 -                -
Total                          2,023,379     2,424,438        840,640           1,089,429         2,864,019        3,513,867
Principal Due                 49,312,800    58,529,014        830,753           1,076,889        50,143,553       59,605,903

                                    US Dollars                 Other foreign currencies                     TOTAL
                              March 31,     March 31,        March 31,          March 31,         March 31,        March 31,
                                2004          2003             2004               2003              2004             2003
Annual average interest rate    6.51%         6.51%           13.51%                 -

NOTE 20 - OTHER CURRENT LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of current liabilities.

NOTE 21 - LONG-TERM BANK LIABILITIES

Long - term bank liabilities were as follows:

                                                              Years to Maturity
Bank or Financial     Currency       More than  More than  More than   More than  More than   Total long    Average      Total long
Institution                          1 up to 2  2 up to 3  3 up to 5   5 up to 10    10         term at     annual        term at
                                                                                               March 31,    interest      March 31,
                                                                                                   2004       rate          2003
BANCO BRADESCO        Other               0             0           0         0         0            0                     49,410
                      Currencies
BANCO ITAU            Other         332,948             0           0         0         0      332,948       13.5%        742,900
                      Currencies
BANCO BOSTON          Other               0       250,988      27,697         0         0      278,685      15.55%        421,469
                      Currencies
BANCO SANTANDER       Other               0             0   1,032,800         0         0    1,032,800       15.6%      1,130,069
                      Currencies
DEXIA BANK BELIGIUM   US Dollars          0    49,312,800           0         0         0   49,312,800       6.51%     58,524,800
                      TOTAL         332,948    49,563,788   1,060,497         0         0   50,957,233                 60,868,648


NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)

Details of bonds payable are as follows:

Instrument subscription                                                                                                 Placement in
or Identification              Nominal           Interest                Interest   Amortization                          Chile or
      Number           Series   Value   Currency   rate   Maturity date    paid        period            Par Value         abroad
                                                                                                   March 31,    March 31,
                                                                                                     2004         2003
Current portion of
  bonds payable
Interest                 A    32,076,000  US$         7%   April 1, 2004   Half       10 years        692,019      821,293  FOREIGN
                                                                           yearly
Interest                 B     4,000,000  US$     7.625%   April 1, 2004   Half       30 years         94,002      111,563  FOREIGN
                                                                           yearly
Interest                 B     2,970,000  UF      6.200%   June 1, 2004    Half       JUN. 2004    15,819,258   10,358,409    CHILE
                                                                           yearly
Interest                 B     3,700,000  UF      6.500%   June 1, 2004    Half       DEC. 2009     1,327,241    1,324,304    CHILE
                                                                           yearly
Total current maturities                                                                           17,932,520   12,615,569

Long term portion of
  bonds payable
Yankee Bonds             A    32,076,000  US$         7%   October 1,      Half       10 Years     19,771,967   23,465,518  FOREIGN
                                                             2007          yearly
Yankee Bonds             B     4,000,000  US$     7.625%   October 1,      Half       30 Years      2,465,640    2,926,240  FOREIGN
                                                             2027          yearly
Register 254 SVS         A     2,970,000  UF      6.200%   June 1, 2008    Half       JUN. 2004    35,155,514   46,154,900    CHILE
   June 13, 2001                                                           yearly
Register 254 SVS         B     3,700,000  UF      6.500%   June 1, 2026    Half       DEC. 2009    62,237,034   62,099,320    CHILE
   June 13, 2001                                                           yearly
Total long term                                                                                   119,630,155  134,645,978

1    Risk classification of current bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-   :    Rating according to Fitch Ratings
BBB+ :    Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA-  :    Rating according to Fitch Chile
AA   :    Rating according to Feller & Rate

2    Bond repurchases.

At March 31, 2004 bonds repurchased amounted to ThUS$314,000, of a total of ThUS$350,000.

3    Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for ThUS$75,000 maturing in December 2007 and semiannual interest payments. At March 31, 2004 and 2003, all such bonds are owned by the subsidiary ABISA Corp. Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

NOTE 23 - PROVISIONS AND WRITE-OFFS

Provisions at each end of period were as follows:

                                                       Short Term                   Long Term
                                              -------------------------     ------------------------
                                                  2004            2003          2004         2003
                                                  ThCh$          ThCh$          ThCh$        ThCh$
Accrued liabilities                            16,684,777     13,171,272      1,635,938    5,063,319

Vacation provision                              1,398,854      1,680,058              0            0

Staff severance indemnities                       172,263        163,829      2,283,321    2,252,008

Advertising                                     1,658,940      1,814,040              0            0

Taxation on banking transactions (Brazil)               0              0      7,316,807    3,239,432

                   Total                       19,914,834     16,829,199     11,236,066   10,554,759

NOTE 24 - STAFF SEVERANCE INDEMNITIES

Movements in the provision for staff severance indemnities were as follows:

                                       2004          2003
                                      ThCh$          ThCh$
Beginning balance                   2,462,282      2,598,489
Provision for the period               39,600        105,390
Payments                              (46,298)      (288,042)
Ending balance                      2,455,584      2,415,837

NOTE 25 - OTHER LONG-TERM LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10 % of Long-term liabilities.

NOTE 26 - MINORITY INTEREST

                                          2004        2003
LIABILITIES                              ThCh$        ThCh$

Andina Inversiones  Societarias S.A.    48,823       50,755


                                          2004        2003
INCOME STATEMENT                         ThCh$        ThCh$

Andina Inversiones  Societarias S.A.     (925)        (918)

NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY

a) Movements in shareholders' equity were as follows:

                                                               March 31, 2004
                                                Capital
                                   Paid in    Revaluation      Other                    Interim
                                   Capital      Reserve      reserves       Income      Dividends      Net Income
Beginning balance                 186,368,767           0    25,478,595   86,808,880   (11,476,192)     15,754,549
Distribution of prior-year
  income                                    0           0             0    4,278,357     11,476,192   (15,754,549)
Cumulative translation
  adjustment                                0           0     5,806,611            0              0              0
Capital revalued                            0   (931,844)     (127,392)    (455,437)              0              0
Income for the period                       0           0             0            0              0     13,046,284
Interim dividends                           0           0             0            0              0              0
Ending balance                    186,368,767   (931,844)    31,157,814   90,631,800              0     13,046,284
Price-level restated balances

                                                               March 31, 2003
                                                Capital
                                   Paid in    Revaluation      Other                    Interim
                                   Capital      Reserve      reserves       Income      Dividends      Net Income

Beginning balance                 184,523,532           0    59,566,086   103,658,528   (11,644,791)     33,021,268
Distribution of prior-year
  income                                    0           0             0    21,376,477     11,644,791   (33,021,268)
Cumulative translation
  adjustment                                0           0     2,327,199             0              0              0
Capital revalued                            0     922,618       297,846       625,173              0              0
Income for the period                       0           0             0             0              0      7,675,835
Interim dividends                           0           0             0             0              0              0
Ending balance                    184,523,532     922,618    62,191,131   125,660,178              0      7,675,835
Price-level restated balances     184,523,532     922,618    62,191,131   125,660,178              0      7,675,835

b) Number of shares:
       Series       Subscribed Shares     Paid in shares      Number of shares
                                                             with voting rights

A                      380,137,271          380,137,271         380,137,271
B                      380,137,271          380,137,271         380,137,271

c) Capital:

Series      Subscribed Capital  Paid in Capital
A               93,184,384         93,184,384
B               93,184,384         93,184,384

d) Other reserves:

Other reserves at each end of period were as follows:

                                                                          2004               2003
                                                                          ThCh$              ThCh$
Reserve for cumulative translation adjustments(1)                      30,214,387        61,265,049
Reserve for technical reappraisal of property, plant and equipment        155,217           156,774
Other                                                                     788,210           769,308
Total                                                                  31,157,814        62,191,131


(1)The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular letter No. 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

                                                                     Foreign
                                                                 exchange gains
                                                                generated during
                                                                   the period
                                                   Balance                            Balance
Subsidiary                                      January 1, 2004    Investment      March 31, 2004
                                                    ThCh$            ThCh$             ThCh$

Rio de Janeiro Refrescos Ltda.                    14,893,370        3,815,106        18,708,476
Embotelladora del Atlantico S. A.                  9,531,812        1,974,099        11,505,911
Total                                             24,425,182        5,789,205        30,214,387

On May 23, 2003 Embotelladora del Atlantico S.A. and Complejo Industrial PET S.A. merged

Dividends paid in 2004

                   Dividend Number      Month paid     Type of dividend   Ch$ per share     Ch$ per share
                                                                             Series A         Series B
                        139              January           Interim            4.80               5.28
                                                     (approved in 2003)

Dividends paid in 2003

                    Dividend Number     Month paid     Type of dividend   Ch$ per share     Ch$ per share
                                                                             Series A         Series B
                        134              January           Interim            4.80               5.28
                                                      (approved in 2002)

NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES

                                                              2004       2003
                                                              ----       ----
                                                              ThCh$      ThCh$
Other non-operating income during the period was as follows:

Gain on sale of plant, property and equipment                102,572     99,335
Other                                                         22,985     62,026

                         Total                               125,557    161,361

Other non-operating expenses during the period was as follows:

Provision for equity investee Centralli
  Refrigerantes S.A.                                        (14,237)   (809,523)
Tax and labor litigations                                   (71,254)   (165,150)
Loss on sale of property, plant and equipment              (225,908)    (79,291)
Obsolescence and write-offs of property,
  plant and equipment                                       (12,977)    (16,783)
Staff severance indemnities                                  (1,382)          0
Written off of non-operating assets                               0     (28,554)
Financial statement translation (1)                      (2,168,417) (2,165,867)
Otros                                                      (272,383)   (147,658)

                         Total                           (2,766,558) (3,412,826)

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants, which are shown under Other non-operating income or expenses, as appropriate.

NOTE 29 - PRICE-LEVEL RESTATEMENT

Price-level restatement for each end of period were as follows:

Assets -  (charges)/credits               Index     March 31, 2004       March 31,2003
---------------------------               -----
Inventories                                 CPI              -281,682            -119,531
Property, plant and equipment               CPI              -341,963             395,017
Investments in related companies            CPI              -865,977             980,499
Recoverable taxes                           CPI                  -654               1,033
Current assets                               UF                     0                 391
Current assets                              CPI                     0                 189
Notes receivable from related companies      UF              -142,258              71,201
Other non-monetary assets                    UF                -5,941                   0
Other non-monetary assets                   CPI            -1,213,450           1,290,360
Price-level restatement of expenses         CPI               -31,276             309,860
Total (charges)/credits                                    -2,883,201           2,929,019

Liabilities - (charges)/credits
-------------------------------
Shareholders' equity                        CPI             1,514,673          -1,845,637
Short-term liabilities                       UF               810,719            -379,646
Short-term liabilities                      CPI               461,529             -51,656
Long-term liabilities                       CPI               985,572          -1,169,671
Non-monetary liabilities                    CPI                     0                   0
Price-level restatement of income           CPI                38,524            -364,961
Total (charges) credits                                     3,811,017          -3,811,571
Price-level restatement loss                                  927,816            -882,552

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES


                    Assets - (charges)/credits                      Currency        March 31,      March 31,
                    --------------------------                                     ----------      ---------
                                                                                      2004            2003
                                                                                   ----------      ---------
Cash                                                                   US$               1,776         3,004
Time deposits                                                          US$                   0       281,078
Marketable securities                                                  US$             170,665       333,853
Other receivables                                                      US$              20,425      -291,217
Notes and accounts receivable from related companies - short term      US$             273,775         8,748
 Inventories                                                           US$              25,428       -21,512
 Other current assets                                                  US$              24,537       162,696
 Property, plant and equipment                                         US$                 422             0
Investments in other companies                                         US$              91,979        12,963
Notes and accounts receivable from related companies - long term       US$           1,695,750       971,250
Other assets - Other                                                   US$           4,895,567     3,725,037
 Expense account                                                       US$                -510             0
Total (charges) credits                                                              7,199,814     5,185,900

Liabilities - (Charges) / credits
---------------------------------
Bonds payable                                                          US$            -290,577       -34,859
Accounts payable                                                       US$             -28,556        -4,054
Notes and accounts payable to related companies                        US$                   0      -290,440
 Provisions                                                            US$              -9,118        28,432
 Other current liabilities                                             US$              12,143        46,383
 Bonds payable-long term                                               US$            -926,866      -335,225
 Other liabilities                                                     US$                   0       -22,510
 Income account                                                        US$              13,631             0
Total (charges) credits                                                             -1,229,343      -612,273
 Foreign exchange gain/loss on income, net                                           5,970,471     4,573,627


NOTE 31 - EXTRAORDINARY ITEMS

There were no extraordinary items in 2003 and 2002.


NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES

Bond issue and placement expenses are presented in Other current assets and Other long-term assets and are amortized on a straight-line basis over the term of the debt issued. Amortization is presented as financial expenses.

Bonds issued in the US market:

Debt issue costs and discount have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:

Debt issue costs and discount amounted to ThCh$ 1,390,275. Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Debt issue costs.

Amortization for the period 2004 amounted to ThCh$ 39,171 (ThCh$ 37,222 in 2003).

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS

Financing and investing activities not generating cash flows during each year, but which affect future cash flows, were as follows:

                                                              Maturity                        Maturity
                                                  2004          Date               2003         Date
                                                 -----        --------            -----       --------
                                                 ThCh$                           ThCh$
Expenses
--------
Yankee Bond interest                              (786,021)  04-01-2004         (932,856)   04-01-2003
Dividend payments                               (3,831,784)  04-29-2004       (3,831,784)   04-30-2003
Dividend payments                              (31,931,531)  05-13-2004      (35,922,972)   05-15-2003
Additions to property, plant and equipment      (1,509,120)  05-31-2004       (3,784,287)   06-01-2003
Additions to property, plant and equipment        (161,186)  06-30-2004         (299,752)   06-30-2003
Local bond interest                             (3,516,266)  06-01-2004       (3,677,600)   06-01-2003
Local bond payment                              (5,550,871)  06-01-2004                -
Income taxes                                      (737,329)  04-30-2004         (398,514)   04-30-2003
Total expenses                                 (48,024,108)                  (48,847,765)

Income
------
Sales of property, plant and equipment               5,434   05-15-2004          184,040    05-15-2003
Income taxes                                     1,673,461   05-31-2004                -
Total Income                                     1,678,895                       184,040

Total Net                                      (46,345,213)                  (48,663,725)
---------                                      ------------                  ------------

NOTE 34 - DERIVATIVE CONTRACTS

Derivative contracts at March 31, 2004 were as follows:

Derivative  Contract      Value        Maturity Period         Specific Item         Position
                          ThCh$                                                    purchase/sale
SWAP         CCPE          616,410     II  QUARTER 2004     Currency exchange US$        P
SWAP         CCPE        1,686,768     II  QUARTER 2004     Currency exchange US$        S
SWAP         CCPE        7,065,561     II  QUARTER 2004     Currency exchange US$        S
SWAP         CCPE        3,532,654     II  QUARTER 2004     Currency exchange US$        S
SWAP         CCPE        7,059,604     II  QUARTER 2004     Currency exchange US$        S
SWAP         CCPE        7,035,325     III QUARTER 2004     Currency exchange US$        S
SWAP         CCPE        6,959,224     III QUARTER 2004     Currency exchange US$        S
SWAP         CCPE        9,997,724     III QUARTER 2004     Currency exchange US$        S
SWAP         CCPE        3,515,463     III QUARTER 2004     Currency exchange US$        S
SWAP         CCPE       10,511,020     III QUARTER 2004     Currency exchange US$        S
SWAP         CCPE        3,503,673     III QUARTER 2004     Currency exchange US$        S
SWAP         CCPE        3,502,829     III QUARTER 2004     Currency exchange US$        S
FR           CCTE       10,091,350     II  QUARTER 2004     Currency exchange US$        P
FR           CCTE        8,946,131     III QUARTER 2004     Currency exchange US$        P
FR           CCTE        9,507,525     IV  QUARTER 2004     Currency exchange US$        P

                                         Hedged                    Effect on
     Hedged item or transaction        item value              Assets/liabilities                          Effect on income
     ---------------------------                               ------------------                          ----------------
Concept                      Amount       ThCh$   Item                                     Amount       Realized       Unrealized
                             ThCh$                                                          ThCh$         ThCh$

Raw material purchases       616,410     616.410  Other current assets and liabilities     616,410      (168,606)           0
Long term bonds in US$     1,419,408   1.492.670  Other current assets                   1,695,157       202,487            0
Long term bonds in US$     6,445,200   6.429.713  Other current assets                   7,305,821       876,108            0
Long term bonds in US$     3,068,150   3.178.364  Other current assets                   3,614,103       435,739            0
Long term bonds in US$     5,960,900   6.299.218  Other current assets                   7,154,180       854,962            0
Long term bonds in US$     5,774,000   6.245.967  Other current assets                   7,094,474       848,507            0
Long term bonds in US$     5,726,900   6.249.658  Other current assets                   7,019,071       769,413            0
Long term bonds in US$     8,137,925   8.888.384  Other current assets                  10,098,435     1,210,051            0
Long term bonds in US$     2,893,050   3.127.960  Other current assets                   3,553,776       425,816            0
Long term bonds in US$     9,068,400   9.275.738  Other current assets                  10,544,749     1,269,011            0
Long term bonds in US$     3,022,800   3.092.460  Other current assets                   3,515,913       423,453            0
Long term bonds in US$     3,022,800   3.094.173  Other current assets                   3,517,059       422,886            0
Foreign currency supplier 10,091,350   9.866.259  Other current assets and liabilities   9,866,259             0     (225,091)
Foreign currency supplier  8,946,131   8.698.798  Other current assets and liabilities   8,698,798             0     (247,333)
Foreign currency supplier  9,507,525   9.230.123  Other current assets and liabilities   9,230,123             0     (277,402)

NOTE 35 - CONTINGENCIES AND RESTRICTIONS

a. Litigation and other legal actions:

Andina and its subsidiaries are not involved or likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1) Embotelladora Andina S.A.

Andina has filed a tax lawsuit for assessments made by the Internal Revenue Service for the concept of VAT and non-allowable tax expenses, amounting to ThCh$ 57,905, plus restatements and interest. The Tax Court issued a favorable judgment for a partial amount of ThCh$ 23,609, plus restatement and interest. The Company presented an appeal to the Court of Appeal in San Miguel on July 3, 2001.

2) Embotelladora del Atlantico S.A. is subject to labor lawsuits and other related matters for a maximum loss of ThUS$ 949

3) RJR is subject to labor, civil, and fiscal tax lawsuits for a maximum loss of ThUS$ 5,620.

4) Provisions

Andina and its subsidiaries have recorded the necessary provisions for the likely losses arising from current and probable labor, trade or other lawsuits.

b. Restrictions

The bond issue and placement in the US market for US$ 350 million is not subject to covenants or financial ratios and limit restrictions.

The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

Leverage ratio, defined as the total financial debt/shareholder's equity plus minority interest should be less than 1.20 times. Financial debt includes; (i) short-term bank liabilities, (ii) current portion of long-term bank liabilities, (iii) short-term liabilities-promissory notes, (iv) current portion of bonds payable, v) long-term bank liabilities, and (vi) long-term bonds payable.

Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times the consolidated liabilities that are not guaranteed by the investee.

Andina must retain and, in no way, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile by The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling agreement, renewable from time to time.

Andina must retain and, in no way, sell, assign or dispose of to a third party any other territory in Argentina or Brazil which is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale, and distribution of the products and brands of The Coca-Cola Company as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows.

c. Direct guarantees

Guarantees at March 31, 2004 were as follows:


                                                       Debtor
    Guarantee creditor                                 ------
    -----------------
                                         Name                     Relation
PODER JUDICIARIO                 RIO JANEIRO REFRESCOS           Subsidiary
ILUSTRE MUNICIPALIDAD DE RENCA   EMBOTELLADORA ANDINA S.A.     Parent company




                                             Assets involved
                                             ---------------
Guarantee Receipt                                                     Balances pending at end of period
-----------------                                                     ---------------------------------
                          Type         Book value    March 31, 2004   March 31, 2003  March 31, 2005

Judicial deposit    Judicial deposit    3,438,029           -                -                 -
Guarantee receipt          -                -               -                -           138,856


NOTE 36 - GUARANTEES FROM THIRD PARTIES

Guarantees from third parties at March 31, 2004 were as follows:

      Guarantor                Type of Guarantee        Amount    Currency           Transaction
BACHIECCA. RUBEN                    Mortgage            50,000       A$      Distributor Credit
EMPRESA KHS                     Guarantee Receipt      214,800      US$      Guaranty on machinery acquired
SOC. LAS NIPAS                       Policy              6,971      U.F.     Advertising Agreement
CONFAB                              Mortgage        30,000,000      US$      Acquisition of Rio de Janeiro Refrescos Ltda.
RUSSEL  W. COFFIN               Letter of credit    29,403,499      US$      Acquisition of  Nitvitgov Refrigerantes S.A.
Area Distributors                Mortgage/pledge     1,317,668      US$      Distributor Credit
Several clients                      Deposit           201,550      US$      Guarantee on containers

NOTE 37 - LOCAL AND FOREIGN CURRENCY

a. Assets at each year - end were composed of local and foreign currencies as follows:

                                                               Amount ThCh$      Amount ThCh$
Caption                                     Currency           March 31, 2004    March 31, 2003
                                                               --------------    --------------
Current Assets
Cash                                      Non-indexed Ch$         3,122,985         2,775,257
                                          US$                     8,816,724           805,627
                                          AR$                       569,942         1,293,685
                                          R$                      1,816,271           972,719
Time Deposits                             AR$                           153               175
                                          R$                      8,523,375         8,702,643
Marketable securities                     Non-indexed Ch$         8,614,421         2,100,000
                                          US$                    20,035,808        31,937,916
                                          R$                              0            13,256
Trade accounts receivable                 Non-indexed Ch$        12,698,458        11,324,750
                                          US$                       813,148           863,978
                                          AR$                     1,412,778         1,636,874
                                          R$                      5,906,233         6,329,078
Notes receivable                          Non-indexed Ch$         5,964,826         6,878,624
                                          AR$                       244,688           163,886
                                          R$                      1,340,479         1,208,786
Other receivables                         Non-indexed Ch$         4,256,008         2,392,903
                                          US$                       729,176            75,224
                                          AR$                       331,464           740,634
                                          R$                      5,522,360         5,562,326
Notes receivable from related companies   R$                              0           619,095
Inventories                               Non-indexed Ch$         4,323,366         1,733,648
                                          Indexed Ch$                     0        13,230,412
                                          US$                     4,580,169         4,324,512
                                          AR$                     3,913,229         4,483,530
                                          R$                      6,279,677         6,876,195
                                          UF                        298,897                 0
Recoverable taxes                         Non-indexed Ch$           556,451           556,308
                                          AR$                     1,781,199         2,632,470
                                          R$                      4,976,616         2,333,913

                                                               Amount ThCh$      Amount ThCh$
Caption                                     Currency           March 31, 2004    March 31, 2003
                                                               --------------    --------------
Prepaid expenses                          Non-indexed Ch$         1,483,370         2,151,973
                                          US$                       122,302           145,674
                                          AR$                       139,498           100,407
                                          R$                        915,728         1,056,930
                                          UF                         54,522                 0
Deferred income taxes                     Non-indexed Ch$           618,239           835,407
                                          AR$                         5,361                 0
                                          R$                        788,155                 0
Other current assets                      Non-indexed Ch$        17,159,203         2,715,262
                                          US$                    10,553,060         1,549,124
                                          AR$                     1,144,764           929,805
                                          R$                        536,799           480,788
Property, plant & equipment
Property, plant & equipment               Non-indexed Ch$                 0               716
                                          Indexed Ch$                     0        73,453,352
                                          US$                   109,047,108       131,788,229
                                          UF                     62,490,817                 0

Other assets
Investment in related companies           Indexed Ch$            19,219,256        16,231,659
                                          US$                       685,948         1,098,662
                                          R$                        407,122           240,057
Investment in other companies             US$                       632,519           750,679
Goodwill                                  Non-indexed Ch$                 0         1,217,355
                                          US$                    88,284,275       112,643,354
                                          UF                              0                 0
Long term receivables                     AR$                        64,249            21,070
                                          R$                              0               506
Notes receivable related companies        Indexed Ch$                     0            36,784
                                          R$                              0            58,471
                                          UF                         50,559                 0
Intangibles                               US$                     2,971,935         3,526,239
Amortization                              US$                    -2,682,951        -2,978,036
Other                                     Non-indexed Ch$        16,966,592         5,966,699
                                          US$                   151,930,049       203,220,131
                                          AR$                     1,435,754         1,009,220
                                          R$                      3,385,541         1,650,672
Total Assets                              Non-indexed Ch$        75,763,919        40,648,902
                                          US$                   396,519,270       489,751,313
                                          AR$                    11,043,079        13,011,756
                                          R$                     40,398,356        36,105,435
                                          UF                     62,894,795                 0
                                          Indexed Ch$            19,219,256       102,952,207

b. Current liabilities at end of period denominated in local and foreign currencies were as follows:


Caption                                Currency                     Up to 90 days                   90 days to 1 year
                                                                    --------------                  -----------------
                                                           March 31, 2004   March 31, 2003   March 31, 2004   March 31, 2003
                                                           --------------- ---------------- ---------------- ---------------
                                                          Amount   Int.     Amount    Int.   Amount     Int.      Amount      Int.
                                                          ThCh$    Rate      ThCh$    Rate    ThCh$     Rate      ThCh$       Rate
                                                          ------   -----    ------   -----    ------    -----     ------      -----

Short term bank liabilities           US$                6,867,186                0                  0                  0
                                      R$                         0           10,692  26.73%          0                  0
Current portion of long term bank
  liabilities                         US$                        0                0          2,023,379           2,424,438    6.51%
                                      AR$                        0                0                  0                  0
                                      R$                         0                0            840,640  13.51%   1,089,429   13.51%
Current portion of bonds payable      Indexed Ch$       17,146,499                0                  0          11,682,713    6.36%
                                      US$                  786,021                0                  0             932,856    7.24%
Dividends payable                     Non-indexed Ch$      115,620           96,323                  0                   0
Accounts payable                      Non-indexed Ch$   10,595,855       21,888,232                  0                   0
                                      Indexed Ch$                0          195,907                  0                   0
                                      US$                4,294,441        3,705,814              1,706             211,969
                                      AR$                3,922,542        3,324,406                  0                   0
                                      R$                 4,991,241        5,636,757                  0                   0
                                      Other currencies           0          587,210                  0                   0
Other creditors                       US$                        0        2,457,649                  0                   0
                                      AR$                   44,988           64,616             70,655               4,321
                                      R$                 4,294,355          532,556                  0                   0
Notes and accounts payable related    Non-indexed Ch$    3,318,178        5,416,584                  0                   0
companies                             US$                        0                0          1,580,938                   0
                                      AR$                  755,271          169,052                  0                   0
                                      R$                         0                0          1,194,494             450,065
Provisions                            Non-indexed Ch$    9,004,847        7,508,764          8,898,520           6,572,982
                                      Indexed Ch$                0                0          1,596,849                   0
                                      US$                  401,040          192,123                  0             733,061
                                      AR$                   13,578            4,726                  0                   0
                                      R$                         0                0                  0           1,522,874
                                      Other currencies           0          101,010                  0             193,659
Withholdings                          Non-indexed Ch$    3,556,649        1,324,607                  0                   0
                                      US$                   0                     0                  0              12,350
                                      AR$                2,364,690        1,792,926                  0                   0
                                      R$                 2,112,311                0                  0           1,301,454
                                      Other currencies           0           26,160                  0                   0
Income Taxes                          Non-indexed Ch$      551,987        1,618,243          2,879,726           1,487,220
                                      AR$                1,178,735        1,148,893             25,238               4,008
Unearned income                       Non-indexed Ch$       38,117          327,338                  0                   0
Total Current Liabilities             Non-indexed Ch$   27,181,253       38,180,091         11,778,246           8,060,202
                                      Indexed Ch$       17,146,499          195,907          1,596,849          11,682,713
                                      US$               12,348,688        6,355,586          3,606,023           4,314,674
                                      AR$                8,279,804        6,504,619             95,893               8,329
                                      R$                11,397,907        6,180,005          2,035,134           4,363,822
                                      Other currencies           0          714,380                  0             193,659

c.1) Long - term liabilities at March 31, 2004 were composed of local and foreign currencies as follows:

Long-term liabilities at March 31, 2004


Caption                      Currency             1 to 3 years         3 to 5 years      5 to 10 years       Over 10 years
                                                  -------------        ------------      -------------       -------------
                                                Amount   Average     Amount   Average   Amount  Average    Amount       Average
                                                ThCh$    int rate    ThCh$    int rate  ThCh$   int rate   ThCh$        int rate
                                                ------   --------    ------   --------  ------  --------   ------       --------

Long term bank liabilities   US$             49,312,800                     0                 0                   0
                             R$                 583,936             1,060,497                 0                   0
Bonds payable                UF                       0            35,155,514                 0           2,237,034
                             US$                      0            19,771,967                 0           2,465,640
Other creditors              R$                 110,805                73,710            36,856                   0
Provisions                   Non-indexed Ch$    498,270                     0                 0           1,851,067
                             US$              1,541,025                     0                 0                   0
                             AR$                584,745                     0                 0                   0
                             R$               6,760,959                     0                 0                   0
Deferred income taxes        Non-indexed Ch$          0                     0                 0             954,359
Other liabilities            Non-indexed Ch$    397,303                     0         4,943,577                   0
                             AR$                148,269                     0         1,562,402                   0
Total long term liabilities  US$             50,853,825            19,771,967                 0           2,465,640
                             R$               7,455,700             1,134,207            36,856                   0
                             UF                       0            35,155,514                 0          62,237,034
                             Non-indexed Ch$    895,573                     0         4,943,577           2,805,426
                             AR$                733,014                     0         1,562,402                   0

c.2) Long - term liabilities at March 31, 2003 were composed of local and foreign currencies as follows:

Long-term liabilities at March 31, 2003



Caption                  Currency              1 to 3 years       3 to 5 years       5 to 10 years          Over 10 years
                                               ------------       ------------       -------------          -------------
                                             Amount  Average   Amount      Average  Amount      Average   Amount      Average
                                             ThCh$   int rate  ThCh$       int rate ThCh$       int rate  ThCh$       int rate

 Long term bank          US$                      0            58,524,800    6.51%           0                     0
   liabilities
 -                       R$                 792,310    14.35%   1,551,538  14..53%           0                    0
 Bonds payable           UF                              6.2%  35,077,724    6.20%  20,150,193     6.20%  47,487,714      6.5%
                                          5,538,588
 -                       US$                      0            23,465,519     7.0%           0            2,926,240      7.63%
 Other creditors         R$                  76,716                     0                    0                    0
 Provisions              UF                       0                     0                    0            2,363,766
 -                       Non-indexed Ch$     21,635                     0                    0                4,683
 -                       US$                                            0                    0                    0
                                          1,828,900
 -                       AR$                510,409                     0                    0                    0
 -                       R$                                             0                    0                    0
                                          5,825,366
 Deferred income taxes   Non-indexed Ch$    673,696                     0                    0            1,335,196
 -                       AR$                      0                     0              218,605                    0
 Other liabilities       Non-indexed Ch$          0                     0            4,469,148                    0
 -                       AR$                      0               147,293            1,518,828                    0
 -                       R$                 182,710                     0                    0                    0
 Total long term
   liabilities
                         US$                                   81,990,319                    0            2,926,240
                                          1,828,900
                         R$                                     1,551,538                    0                    0
                                          6,877,102
                         UF                                    35,077,724           20,150,193           49,851,480
                                          5,538,588
                         Non-indexed Ch$    695,331                     0            4,469,148            1,339,879
                         AR$                510,409               147,293            1,737,433                    0


NOTE 38 - PENALTIES

The Company has not been subject to penalties by the SVS or any other administrative authority.

NOTE 39 - SUBSEQUENT EVENTS

On April 11th 2004, the Company informs that the Director and member of the Board Mr. Jaime Said Demaria has deceased.

The following was resolved at a Regular General Shareholders Meeting of Embotelladora Andina S.A., held April 13, 2004 (hereinafter the "Meeting"):

1.   The distribution of the following amounts as Final Dividend No.
     140, on account of the fiscal year ending December 31, 2003: (a) $4.80 (four pesos and eighty cents) per Series A share; and b) $5.28 (five pesos and twenty-eight cents) per Series B share. This dividend will be available to shareholders beginning April 29, 2004. Regarding payment of this dividend, the Shareholders Registry will close April 23, 2004.

2. The distribution of an additional Dividend N(degree) 141 on account of retained earnings: (a) $40.00 (forty-five pesos) per Series A shares; and
     (b) $44.00 (forty-four pesos) per Series B share. This dividend will be available to shareholders beginning May 13, 2004. Regarding payment of this dividend, the Shareholders Registry will close May 7, 2004.

3. The Meeting elected a new company board of directors in separate voting by each series of shares, as follows :




       SERIE A:
       (i)    Albert Cussen Mackenna (Regular)      Pedro Antonio Vicente Molina      (Alternate)
       (ii)   Jose Antonio Garces Silva (Regular)   Jose Antonio Garces Silva(hijo)   (Alternate)
       (iii)  Alberto Hurtado Fuenzalida (Regular)  Arturo Majlis Albala              (Alternate)
       (iv)   Glenn Jordan Schoenbohm (Regular)     Jorge Hurtado Garreton            (Alternate)
       (v)    Gonzalo Said Handal (Regular)         Manuel Enrique Bezanilla Urrutia  (Alternate)
       (vi)   Jose Said Saffie (Regular)            Salvador Said Somavia             (Alternate)

       SERIE B:

       (vii)  Enrique Vicuna Videla (Regular)       Ernesto Bertelsen Repetto          (Alternate)


       It is stipulated, for purposes of Article 50-bis, subparagraph 6(degree) of the Corporation Law, that Mr. Albert Cussen Mackenna and his alternate, Mr. Pedro Arturo Vicente Molina, were elected by the Chilean Pension Funds and thus fulfill the definition of "independent" from the Controller of the Company according to Chilean law.

4. At the Shareholder's Meeting held, and in relation to the Material Event reported on June 21rst 2000, it was mentioned that Andina and The Coca Cola Company ("TCCC") were in conversation on future bottling business development in the Republic of Brazil, in order to analyze a possible interchange of franchise territories and other assets in the State of Rio de Janeiro, Brazil, which was previously owned by the Brazilian company named Companhia Mineira de Refrescos, in exchange for territories that the Andina's subsidiary, Rio de Janeiro Refrescos Ltda., owns in the region of Nova Iguazu ( the "Potential Operation").

       Notwithstanding the above, it was informed that there is no final agreement or understanding between both parties with respect to the terms and conditions of the "Potential Operation" at this date. Andina can not guarantee that as result of these conversations it will enter into a contract, nor the duration of these conversation; nor if these will result in the execution of the Potential Operation.

The following was resolved at the Regular Board of Directors' Meeting of Embotelladora Andina S.A., held April 27, 2004:

1. The Director Enrique Vicuna Videla and his alternate Ernesto Bertelsen Repetto presented their resignation to the Company's Board for personal reasons. Once these positions became vacant the Board unanimously elected Mr. Juan Claro Gonzalez; in accordance with the faculties set forth in article 32 of the Corporation Law 18,046 ("CL"), until the next Regular Shareholders' Meeting when the Board will be totally renewed.

2. Mr. Juan Claro Gonzalez was appointed Chairman and Mr. Alberto Hurtado Fuenzalida was appointed Vice-Chairman of the Company's Board of Directors.

3. The Executive Committee for the year 2004 was also elected and it is composed by the Directors Mr. Jose Antonio Garces Silva (senior), Mr. Alberto Hurtado Fuenzalida and Mr. Jose Said Saffie. Additionally this committee is also conformed by the Chairman of the Board, Mr. Juan Claro Gonzalez and the Company's Chief Executive Officer, Mr. Jaime Garcia Rioseco.

4. Also elected was the Directors' (Audit) Committee for the year 2004 in accordance with Article 50 bis of CL, and it is composed by the Directors Mr. Jose Antonio Garces Silva, Albert Cussen Mackenna and Gonzalo Said Handal. If any of them should be unable to attend, they can be replaced by their respective alternates.

5. Mr. Pedro Pellegrini Ripamonti, Chief Legal Officer of the Company was appointed as the representative or authorized person to receive notifications should the General Manager, Mr. Renato Ramirez Fernandez is absent.

No other significant events have occurred between March 31, 2004 and the issuance date of these financial statements that could significantly affect the presentation of these financial statements.


NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 - ENVIRONMENT

The Company has disbursed ThCh$138,538 to improve its industrial process, laboratory analysis, environment impact consultancy and other studies. Future commitments, which are all short-term, for the same concepts are for ThCh$265,003.

RELEVANT EVENTS

The following relevant events were recorded for the period January - March
2004:

The following was resolved, among other matters, at a special meeting of the Company held February 25, 2004:

I. To convene a Regular Shareholders Meeting ("Meeting") for 10:00 a.m. on April 13, 2004 in the Company's offices located at Av. Carlos Valdovinos 560, Borough of San Joaquin.

II. To propose the payment of the following dividends to the Meeting:

1. Final Dividend for the 2003 Fiscal Year

a) CH$4.80 (four pesos and 80/100) per Series A share; and

b) CH$5.28 (five pesos and 28/100) per Series B share.

If approved by the Meeting, these dividends will be paid beginning April 29, 2004. The Shareholders Registry will close for payment of this dividend on April 23, 2004.

2. Dividends out of the retained earnings fund in the amount of CH$31,931,530,764.-

If the motion is passed, the proposed dividend would total CH$40.00 (forty pesos) per Series A share and CH$44.00 (forty-four pesos) per Series B share, and it would be payable beginning May 13, 2004. The Shareholders Registry will close for payment of this dividend on May 7, 2004.

I.  Analysis of Results

Analysis of the Consolidated Financial Statements as of  March 31, 2004

Highlights

- Consolidated volume grew 5.5% during the quarter, amounting to 92.8 million unit cases.

- Argentina increased volumes by 23.8%, continuing the improvement trend of the year 2003. Volumes in Chile grew by 5.7%.

- The Chilean operation continues to be the main contributor of income, that in conjunction with a better performance of the Brazilian and Argentine operations enables us to reach a Consolidated Operating Income of US$27.2 million, which is 69.3% higher than that of the first quarter of 2003.

- Consolidated EBITDA amounted to US$41.1 million, representing a 28.4% growth regarding the previous year. EBITDA Margin was 23.2%

Comments from our Chief Executive Officer, Mr. Jaime Garcia R.

"As we mentioned in our previous release, 2004 is proving to be a very good year for our business. This analysis reflects the operations' good performance, especially the significant improvements achieved in Brazil and Argentina along with Chile's continued growth."

CONSOLIDATED SUMMARY

First Quarter 2004 vs. First Quarter 2003

Sales volume for the first quarter of 2004 reached 92.8 million unit cases, which represents an increase of 5.5%, with respect to the first quarter of 2003. Argentina led this growth contributing 23.8%, followed by Chile, with 5.7%. These countries' performance compensated Brazil's performance, which decreased by 5.4%.

Regional currencies continued appreciating with respect to the U.S. dollar. When comparing the average exchange rate for the first quarter of this year with the same period of 2003, we can see that all three currencies have revalued. The Chilean Peso revalued 20.3% average, the Brazilian Real 16.5% and the Argentine Peso 8.1%. The improvements in the exchange rates have a positive effect over our dollar-denominated costs.

Net sales increased by 4.7% amounting to US$177.1 million. Cost of sales per unit case decreased by 11.1% reflecting the benefits from appreciated currencies and lower resin and sugar costs. All of this led to an Operating Income for the first quarter of 2004 of US$27.2 million; this is 69.3% higher than last year.

Finally, consolidated EBITDA amounted to US$41.1 million with an EBITDA margin of 23.2%, 428 basis points above 2003.

Chilean Operations

First Quarter 2004 vs. First Quarter 2003

Regarding volumes, we can see the continuation of the trend shown during the last months of 2003; this quarter's volume improved by 5.7%. Soft drinks volumes grew 6.9%. During January 2004 we launched Sprite Zero in several formats. This contributed to improve the light category that, as of March represents a 12.5% of sales volume. Our average volume market share improved during the first quarter from 65.2% to 67.2%.

Net Sales grew 3.2%, amounting to US$81.8 million. Cost of Sales per unit case decreased by 5.95%, due to a more appreciated exchange rate, which benefits our dollar-denominated costs such as sugar and resin. All of this contributed to an increase of 224 basis points of our Gross Margin, representing 41.5% of Net Sales.

Operating Income grew 5.8%, mainly due to an increase in volumes that has been growing for 10 consecutive months. Operating Margin amounted to 23%. EBITDA totaled US$ 24.7 million, with an improved margin of 122 basis points.

Brazilian Operations

First Quarter 2004 vs. First Quarter 2003

Brazil is still undergoing a strong contraction of domestic demand that along with unfavorable weather conditions led to a decrease in volumes of 5.4%.

Net Sales amounted to US$55.7 million, representing a 3% increase regarding the first quarter of 2003. This increase is mainly due to price adjustments that took place after the first quarter of 2003.

Cost of Sales per unit case decreased 11.7% due to a continued revaluation of the Brazilian Real, benefiting our dollar-denominated costs and also thanks to anticipated purchases of certain raw materials (sugar) and more convenient prices than those of the first quarter of 2003.

Operating Income reached US$ 5.6 million, reverting the situation of the first quarter of 2003, which was a loss of US$2.5 million. Operating margin regarding Net Sales was 10%.

EBITDA amounted to US$ 9.9 million. EBITDA Margin reached 17.8% improving by 1,128 basis points the margin obtained during the same period in 2003.

Argentine Operations

First Quarter 2004 vs. First Quarter 2003

Sales Volume for the quarter reached 25.8 million unit cases, representing a 23.8% increase with respect to the same period last year. This significant growth was led by (i) an increase in sales of our core brands, (ii) an increase of returnable formats, which today represents a share of 43% within our mix and (iii) the growth of at the mom and pop channel. This reflects a healthy growth with a net sales level of 7.4% per unit case in local currency for the soft drink operation. Also, during February we launched Sprite Zero.

When compared to the same period last year, the Argentine peso revalued on average 8.1%, benefiting our dollar-denominated costs, which together with lower resin prices, allowed a 15.5% decrease in our Cost of Sale per unit case.

Operating Income reached US$4.5 million, representing 11.0% of Net Sales.

Finally, EBITDA reached US$ 8.2 million with a growth of 26.5%, with respect to the first quarter of 2003, with an EBITDA margin of 20.1%.

Non-Operating Results

First Quarter 2004 vs. First Quarter 2003

Non-Operating Losses amounted to US$3.1 million, compared with a loss of US$1.2 million the previous year.

Finally, the good results obtained in all three operations, compensated in excess the non-operating loss, reaching Net Earnings of US$21.2 million. This represents an improvement of 70% over the US$12.5 million in earnings obtained last year.

Analysis of the Balance Sheet

As of March 31, 2004, the Company's financial assets amounted to US$ 387.1 million. These represent investments in mutual funds, deposits, and corporate and sovereign bonds. 79.1% of the total financial investments are held in U.S. dollar-denominated papers. Nevertheless, through "Cross-Currency Swaps", part of the portfolio has been converted to Chilean pesos (UF), thereby decreasing to 49.2% the amount denominated in US dollars.

The Company's total debt amounted to US$ 321.6 million, with an average annual coupon rate of 6.7% on the U.S. dollar debt, and an average real coupon rate of 6.2% on the Chilean peso-denominated debt. The U.S. dollar-denominated debt represents 37.3% of total debt.

Thus, the Company holds a positive net cash position of US$ 65.5 million.

Additional Information

For purposes of an easier comprehension and analysis of the Company's results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on each operation's own accounting practices and are reflected in local currency. This information isolates currency fluctuations and the effects registered when consolidating under Chilean GAAP. Additionally, the packaging operation has been excluded.


II. Main Indicators


                                                                   March    December  March
                     INDICATORS                        Unit        2004       2003     2003   Variance
                                                      -----       ------    --------  ------  --------

LIQUIDITY
                 Current Ratio                        Times         1.58      1.40      1.53    0.05
                 Acid Tests                           Times         1.38      1.18      1.17    0.20
                 Working Capital                       MCh$       13,104    31,909    11,315   1,790
ACTIVITY
                 Investments                           MCh$        6,127    25,216    7,257  -1,129
                 Inventory turnover                   Times         3.43     13.18      2.95    0.48
                 Days of inventory on hand             Days       105.11     27.31    122.13  -17.03
INDEBTEDNESS
                 Debt to equity ratio                   %          89.16%    93.25%    79.14%  10.02%
                 Short-term liabilities to total
                   liabilities                          %          33.43%    32.40%    28.77%   4.66%
                 Long-term liabilities to total
                   liabilities                          %          66.55%    67.60%    71.21%  -4.66%
                 Interest charges coverage ratio      Times         4.19     48.88      N/A      N/A
PROFITABILITY
                 Return over equity                     %           4.20%     4.69%     2.05%   2.15%
                 Return over total assets               %           2.20%     2.51%     1.13%   1.06%
                 Return over operating assets           %           4.76%    14.84%     2.26%   2.51%
                 Operating income                      MCh$       16,762    47,461     9,901   6,861
                 Operating margin                       %          15.35%    12.33%     9.50%   5.86%
                 EBITDA (1)                            MCh$       29,827    57,922    20,225   9,602
                 EBITDA margin                          %             27%       15%       19%   7.92%
                 Dividends payout ratio - Series A
                   shares                               %           5.78%     6.17%     8.70%  -2.92%
                 Dividends payout ratio - Series B
                   shares                               %           6.25%     6.66%    10.04%  -3.79%


The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A.

Liquidity shows stability with respect to the previous period, this is mainly because the company's short term bank liabilities increase was compensated by the increase in current assets as a result of the sale of Chilgener bonds that were recorded under other long term assets during the previous period. Indicators of indebtedness were affected by a decrease in equity due to the payment of an additional dividend during May 2003 and by the negative impact of the appreciation of the Chilean peso over the reserve for translation adjustments, which was originated by the valuation of our investments in foreign subsidiaries. A net financial expense in the amount of Ch$4,645 million was recorded during this period, with an income before interests in the amount of Ch$19,520 million therefore the interest coverage ratio equaled
4.19 times.

As of March 31, 2004, operating profitability indicators were benefited by the reasons set forth in point I. Return on equity was benefited by the reasons set forth in point I along with the decrease in equity previously mentioned.

III. Analysis of Book Values and Present Value of Assets

With respect to the Company's main assets the following should be noted:

Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values.

Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin No. 64 issued by the Chilean
Institute of Accountants. (controlled in historical dollars)

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values.

Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company's participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV. Analysis of the Main Components of Cash Flow

  Cash Flow           March 2004     March 2003      Variation      Variation
                        MCh$            MCh$            MCh$            %
  ---------           ----------     ----------      ---------      ---------
Operating              30,468          13,357         17,112           128%

Financing              (2,667)        (10,946)         8,279            76%
Investment             (2,927)         (7,635)         4,708            62%
Net cash flow for
  the Period           24,874          (5,225)        30,099           576%


The Company generated a positive net cash flow of MCh$24,874 during the quarter, analyzed as follows:

Operating activities generated a positive net cash flow of MCh$30,468, representing an increase of MCh$17,112 regarding last year and is mainly explained by a decrease in payments to suppliers due to anticipated purchases of raw materials during 2003 in order to obtain better prices and favorable exchange rates.

Financing activities generated a negative cash flow of MCh$2,667, representing an increase of MCh$8,279, explained by more loans obtained.

Investment activities generated a negative cash flow of MCh$2,927; representing a positive variation of MCh$4,708 with respect to the previous year. This increase is explained by the sale of financial investments.

V. Analysis of Market Risk

Interest Rate Risk

As of March 31, 2004 and 2003, the company held approximately 98% of its debt obligations at fixed-rates. Consequently, the risk fluctuation of market interest rates regarding the Company's cash flow remains low.

Foreign Currency Risk

Income generated by the Company is linked to the local currencies of the countries in which it operates, and is composed as follows for the period:

 CHILEAN PESO  BRAZILIAN REAL ARGENTINE PESO
      46%            31%            23%

Since the Company's sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities.

It is also Company policy to maintain its liquidity in dollars, because the use of these funds is more likely to be in that currency.

Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effect of the exchange rate over cash withdrawals expressed in US Dollars that mainly correspond to payments of raw material suppliers.

The accounting exposure of foreign subsidiaries (Brazil and Argentina) due to the difference among monetary assets and liabilities, this is, those denominated in local currency and therefore exposed when translated into dollars, is only hedged when significant losses are expected, and when Management deems the associated cost to be reasonable.

Commodity Risks

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and in the aggregate represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advance purchases are negotiated when market conditions are favorable. The Company has not used commodity-hedging instruments.


     This document may contain estimates that reflect a good faith expectation of Embotelladora Andina S.A. and are based on information currently available. It should be noted that the results finally obtained are subject to various variables, many of which are beyond the Company's control and which could have a significant impact on the current performance. Amongst the factors that may cause a change in the performance are: the effects of political and economic conditions on mass- consumption; price pressures resulting from competitive discounts by other bottlers; weather conditions in the Southern Cone and other risk factors that are applicable from time to time and that are periodically informed in the reports to the relevant regulatory authorities.

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Chilean GAAP (In millions of constant 03/31/2004 Chilean Pesos, except per share)


                        ------------------------------------------------ ----------------------------------------------------------
                                          3/31/2004                                               3/31/2003
                        ------------------------------------------------ ----------------------------------------------------------
                         Chilean       Brazilian    Argentine    Total    Chilean    Brazilian    Argentine      Total    % Ch.
                        Operations    Operations   Operations     (2)    Operations  Operations  Operations       (2)
                        -----------   ----------  -----------    ------  ---------- -----------  -----------  ---------- ----------


VOLUME TOTAL
  BEVERAGES                   32.9          34.1         25.8      92.8       31.1        36.0         20.9          88.0     5.5%
  (Million UC)
  Soft Drink                  27.6          32.4         25.3      85.3       25.9        34.4         20.4          80.7     5.7%
  Mineral Water                2.9           0.6          0.6       4.1        2.8         0.7          0.4           4.0     2.6%
  Juices                       2.3           0.2          0.0       2.6        2.4         0.2          0.0           2.6    -2.3%
  Beer                          NA           0.9           NA       0.9         NA         0.7           NA           0.7    21.2%

NET SALES                   50,424        34,323       25,259   109,173     48,850      33,329       22,092       104,271     4.7%
  COST OF SALES           (29,500)      (21,457)      (16,813)  (66,936)   (29,671)    (25,679)     (16,068)      (71,418)   -6.3%
GROSS PROFIT                20,925        12,867        8,446    42,237     19,179       7,650        6,024        32,853    28.6%
Gross Margin                 41.5%         37.5%         33.4%     38.7%      39.3%      23.0%         27.3%        31.5%
 SELLING AND
 ADMINISTRATIVE
 EXPENSES                   (9,325)       (9,435)      (5,661)  (24,420)    (8,211)     (9,206)      (4,952)      (22,369)     9.2%
 CORPORATE EXPENSES              0             0            0    (1,056)         0           0            0          (582)    81.4%
OPERATING INCOME            11,600         3,432        2,785    16,762     10,967      (1,556)       1,071         9,901     69.3%
----------------------  ----------    ----------   ----------   -------  ---------  ----------   ----------   -----------    ------
Operating Margin             23.0%         10.0%         11.0%     15.4%      22.5%       -4.7%         4.8%         9.5%
EBITDA (1)                  15,201         6,123        5,081    25,350     14,129       2,185        4,012        19,745    28.4%
Ebitda Margin                30.1%         17.8%         20.1%     23.2%      28.9%        6.6%       18.2%         18.9%
NON OPERATIONAL
 RESULTS
  FINANCIAL INCOME
   (Net)                                                         (4,654)                                              790  -689.4%
  RESULTS FROM
   AFFILIATED                                                       220                                                40   448.4%
  AMORTIZATION OF
   GOODWILL                                                      (1,719)                                           (2,032)  -15.4%
  OTHER INCOME/
   (EXPENSE)                                                       (473)                                           (1,086)  -56.5%
  PRICE LEVEL
   RESTATEMENT(3)                                                 4,730                                             1,525   210.1%
NON-OPERATING RESULTS                                            (1,896)                                             (763)  148.6%

INCOME BEFORE INCOME
TAXES; AMORTIZATION OF
NEGATIVE GOODWILL AND
MINORITY INTEREST                                                14,866                                             9,139     62.7%

INCOME TAXES                                                     (1,819)                                           (1,462)    24.4%
MINORITY INTEREST                                                    (1)                                               (1)     0.8%
AMORTIZATION OF
 NEGATIVE
 GOODWILL                                                             0                                                 0
                          --------    ----------   ----------   -------  ---------  ----------   ----------   -----------    ------
NET INCOME                                                       13,046                                             7,676    70.0%
Net Margin                                                         12.0%                                              7.4%
                          --------    ----------   ----------   -------  ---------  ----------   ----------   -----------    ------
WEIGHTED AVERAGE
 SHARES OUTSTANDING                                               760.3                                             760.3
EARNINGS PER SHARE                                                 17.2                                              10.1
EARNINGS PER ADS                                                  103.0                                              60.6    70.0%
                          --------    ----------   ----------   -------  ---------  ----------   ----------   -----------    ------

(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income
    Statement Accounts.


Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Chilean GAAP
(In millions US$, except per share)



                                                                                             Exch. Rate  :  $ 616.41
                        -------------------------------------------------- -------------------------------------------------------
                                             3/31/2004                                            3/31/2003
                        -------------------------------------------------- -------------------------------------------------------
                          Chilean      Brazilian   Argentine    Total      Chilean   Brazilian    Argentine     Total        % Ch.
                        Operations    Operations  Operations     (2)     Operations  Operations   Operations    (2)
                        ----------  ------------  -----------   -------  ----------- ------------ ----------  ---------      -----

VOLUME TOTAL BEVERAGES        32.9          34.1         25.8      92.8       31.1        36.0         20.9        88.0       5.5%
(Million UC)
  Soft Drink                  27.6          32.4         25.3      85.3       25.9        34.4         20.4        80.7       5.7%
  Mineral Water                2.9           0.6          0.6       4.1        2.8         0.7          0.4         4.0       2.6%
  Juices                       2.3           0.2          0.0       2.6        2.4         0.2          0.0         2.6      -2.3%
  Beer                          NA           0.9           NA       0.9         NA         0.7          NA          0.7      21.2%

NET SALES                     81.8          55.7         41.0     177.1       79.2        54.1         35.8       169.2       4.7%
  COST OF SALES              (47.9)        (34.8)       (27.3)   (108.6)     (48.1)      (41.7)       (26.1)     (115.9)     -6.3%
GROSS PROFIT                  33.9          20.9         13.7      68.5       31.1        12.4         9.8         53.3      28.6%
Gross Margin                  41.5%         37.5%        33.4%     38.7%      39.3%       23.0%        27.3%       31.5%
  SELLING AND
  ADMINISTRATIVE
  EXPENSES                   (15.1)        (15.3)        (9.2)    (39.6)     (13.3)      (14.9)       (8.0)       (36.3)      9.2%
  CORPORATE EXPENSES           0.0           0.0          0.0      (1.7)       0.0         0.0          0.0        (0.9)     81.4%
OPERATING INCOME              18.8           5.6          4.5      27.2       17.8        (2.5)        1.7         16.1      69.3%
                          --------- ------------   ----------   -------  ---------  ----------   ----------   ---------      -----
Operating Margin              23.0%         10.0%        11.0%    15.4%       22.5%       -4.7%        4.8%         9.5%
EBITDA (1)                    24.7           9.9          8.2      41.1       22.9         3.5          6.5        32.0       28.4%
Ebitda Margin                 30.1%         17.8%        20.1%     23.2%      28.9%       6.6%         18.2%      18.9%
NON OPERATIONAL RESULTS
  FINANCIAL
   INCOME (Net)                                                    (7.5)                                            1.3     -689.4%
  RESULTS FROM
   AFFILIATED                                                       0.4                                             0.1      448.4%
  AMORTIZATION OF
   GOODWILL                                                        (2.8)                                           (3.3)     -15.4%
  OTHER INCOME/
   (EXPENSE)                                                       (0.8)                                           (1.8)    -56.5%
  PRICE LEVEL
   RESTATEMENT (3)                                                  7.7                                             2.5     210.1%
NON-OPERATING
   RESULTS                                                         (3.1)                                           (1.2)    148.6%

INCOME BEFORE
   INCOME TAXES;
AMORTIZATION OF
NEGATIVE GOODWILL
   AND MINORITY
INTEREST                                                           24.1                                            14.8      62.7%

INCOME TAXES                                                       (3.0)                                           (2.4)     24.4%
MINORITY INTEREST                                                  (0.0)                                           (0.0)      0.8%
AMORTIZATION OF
  NEGATIVE
GOODWILL                                                            0.0                                             0.0
                          --------- ------------   ----------   -------  ---------  ----------   ----------   ---------      -----

NET INCOME                                                         21.2                                            12.5      70.0%
Net Margin                                                         12.0%                                            7.4%
                          --------- ------------   ----------   -------  ---------  ----------   ----------   ---------      -----
WEIGHTED AVERAGE
  SHARES
OUTSTANDING                                                       760.3                                           760.3
EARNINGS PER SHARE                                                 0.03                                            0.02
EARNINGS PER ADS                                                   0.17                                            0.10      70.0%
                          --------- ------------   ----------   -------  ---------  ----------   ----------   ---------      -----


(1) EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income
    Statement Accounts.


                           Embotelladora Andina S.A.
                          Consolidated Balance Sheet
               (In million of constant 3/31/2004 Chilean Pesos)

                                                               LIABILITIES & SHAREHOLDERS'
ASSETS                    3/31/2004    3/31/2003      %Ch                 EQUITY                  3/31/2004   3/31/2003     %Ch
                         ----------    ---------    --------   ---------------------------       ---------- ------------ ----------

Cash + Time deposits
+ market.Securit.            51,500       48,601         6.0%  Short term bank liabilities            6,867          11   64127.3%
                                                               Current portion of long term
Account receivables                                              bank liabilities                     2,864       3,514     -18.5%
 (net)                       39,220       37,796        3.8%
                                                              Current portion of bonds
Inventories                  19,395       30,648       -36.7%    payable                             17,933      12,616      42.1%
                                                               Trade accounts payable and
Other current assets         40,835       15,488       163.7%    notes payable                       35,180      44,741     -21.4%
                         ----------    ---------    --------   Other liabilities                     32,622      25,872      26.1%
Total Current Assets        150,950      132,534        13.9%                                    -----------  ---------   --------
                                                               Total Current Liabilities             95,466      86,754      10.0%
Property, plant and
equipment                   522,119      567,502       -8.0%
Depreciation               (350,581)    (362,260)       -3.2%  Long term bank liabilities            50,957      60,869     -16.3%
                         ----------    ---------    -------
Total Property, Plant,      171,538      205,242       -16.4%  Bonds payable                        119,630     134,646     -11.2%
and Equipment
                                                               Other long term liabilities           19,463      19,177       1.5%
                                                                                                 ----------   ---------   --------
Investment in related
  companies                  20,312       17,570        15.6%  Total Long Term Liabilities          190,051     214,692     -11.5%
Investment in other
  companies                     633          751      -15.7%
Goodwill                     88,284      113,861       -22.5%  Minority interest                         49          51      -3.8%
Other long term assets      174,122      212,512       -18.1%
                         ----------    ---------    -------
Total Other Assets          283,351      344,694       -17.8%  Stockholders' Equity                 320,273     380,973     -15.9%
                         ----------    ---------    --------                                     ----------   ---------   --------
                                                               TOTAL LIABILITIES &
TOTAL ASSETS                605,839      682,470     -11.2%      SHAREHOLDERS' EQUITY               605,839     682,470     -11.2%
                         ----------    ---------    --------                                     ----------   ----------  --------


                           Financial Highlights
               (In million of constant 3/31/2004 Chilean Pesos)


                                  Accumulated
 ADDITIONS TO FIXED ASSETS    3/31/2004   3/31/2003             DEBT RATIOS                        3/31/2004   3/31/2003
                             ---------   ----------                                                ---------   ----------

                                                               Financial Debt / Total
Chile                            3,974       5,353             Capitalization                          0.38       0.36
Brazil                           1,732       1,482             Financial Debt / EBITDA* L12M           2.11       2.46
                                                               EBITDA* L12M / Interest
Argentina                          422         422             Expense L12M                            5.17       5.18
                             ---------       -------                                              ---------   ---------
                                 6,127       7,257             *: Includes financial income
                                                               L12M: Last twelve months


* As March 31, 2004, the company's net cash position reached US$ 65 million. Total debt amounted to US$ 322 million. Total Cash amounted to US$ 387 million, which includes cash investments accounted for under Other Current Assets as well as Long Term Assets.

Embotelladora Andina S.A.
First Quarter Results for the period ended March 31, Local GAAP


                                                     Beverage Operations
                                                          (Local Gaap)
                                                -------------------------------------- ------------------------------------------
                                                              3/31/2004                                3/31/2003
                                                -------------------------------------- ------------------------------------------
                                                      Chile        Brazil     Argentina       Chile         Brazil      Argentina
                                                     (MCh$)        (MR$)       (MA$)         (MCh$)         (MR$)        (MA$)
                                                ------------- ------------ ----------- --------------- ------------ -------------

TOTAL BEVERAGES VOLUME (Million UC)                     32.9         34.1        25.8            31.1         36.0          20.9
  Soft Drink                                            27.6         32.4        25.3            25.9         34.4          20.4
  Mineral Water                                          2.9          0.6         0.6             2.8          0.7           0.4
  Juices                                                 2.3          0.2         0.0             2.4          0.2           0.0
  Beer                                                    NA          0.9          NA              NA          0.7            NA

NET SALES SOFT DRINKS                                 42,852        146.6       101.3          40,958        155.6          78.2
NET SALES OTHER                                        7,623         14.9         1.3           7,834         13.4           1.1
NET SALES TOTAL                                       50,475        161.5       102.6          48,792        169.0          79.2
  COST OF SALES                                     (29,529)       (97.3)      (62.4)        (29,724)      (121.5)        (50.3)
GROSS PROFIT                                          20,946         64.1        40.2          19,068         47.5          28.9
Gross Margin                                           41.5%        39.7%       39.2%           39.1%        28.1%         36.5%
  SELLING AND ADMINISTRATIVE EXPENSES                (9,111)       (43.3)      (24.4)         (7,957)       (44.0)        (19.0)

OPERATING INCOME                                      11,834         20.8        15.8          11,111          3.5           9.9
                                                ------------- ------------ ----------- --------------- ------------ -------------
Operating Margin                                       23.4%        12.9%       15.4%           22.8%         2.1%         12.5%
EBITDA (1)                                            15,433         28.2        20.5          14,240         10.5          13.6
Ebitda Margin                                          30.6%        17.5%       19.9%           29.2%         6.2%         17.2%
                                                ------------- ------------ ----------- --------------- ------------ -------------

(1) EBITDA: Operating Income + Depreciation

  MCh$:   Million Nominal Chilean pesos of each period
  MR$:    Million Nominal Brazilian Reais
  MA$:    Million nominal Argentine pesos
  Chile results do not consider corporate expenses


EMBOTELLADORA ANDINA S.A.





                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.





                                              EMBOTELLADORA ANDINA S.A.

                                              By: /s/ Osvaldo Garay
                                                  Osvaldo Garay
                                                  Chief Financial Officer


Dated: May 25, 2005